FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

AstraZeneca PLC

29 July 2022 07:00 GMT

H1 2022 results

Strong revenue performance and R&D success enables further investment in the pipeline and new launches

Revenue and EPS summary

	H1 2022			Q2 2022
		% Change			% Change
	$m	Actual	CER[1]	$m	Actual	CER
- Product Sales	21,610	41	47	10,630	32	38
- Collaboration Revenue	551	n/m	n/m	141	(20)	(20)
Total Revenue	22,161	43	48	10,771	31	37
Reported[2] EPS[3]	$0.48	(70)	(66)	$0.23	(45)	(46)
Core[4] EPS	$3.61	43	44	$1.72	92	89

H1 2022 Financial performance (growth numbers and commentary at CER)

-	Total Revenue increased 48% to $22,161m, with growth coming from all disease areas and from the addition of Alexion
-	Total Revenue from Oncology increased 22%[5], including receipt of a milestone payment. Product Sales from Oncology increased 18%. Total Revenue from R&I6 increased 3%, CVRM[7] increased 19%[8] and Rare Disease increased 10%[8]. Excluding a one-off historical pricing adjustment, Rare Disease increased 8%
-	Core Gross Margin of 81%, with the second quarter benefitting from currency fluctuations, and phasing of COVID-19 medicine contracts
-	Core Operating Margin of 33%. Core Total Operating Expense increased 33%, reflecting the addition of Alexion, and continued investment in new launches and the pipeline to build industry-leading mid-to-long term growth
-	Core EPS of $3.61, with the second quarter benefitting from a Core Tax Rate of 15%. The FY 2022 expectation for the Core Tax Rate remains 18-22%
-	Interim dividend declared of $0.93 (76.4 pence, 9.49 SEK) per ordinary share, reflecting the Board’s intent to increase to $2.90 in FY 2022, as announced at FY 2021
-	FY 2022 Total Revenue guidance at CER increased due to an updated outlook for COVID-19 medicines and continued strong performance of the overall business, enabling further investment in the pipeline. With an expectation that Other Operating Income in H2 2022 will be similar to H1 2022, EPS guidance is unchanged

Key milestones achieved since the prior results

-	Key data: Positive read-outs for Farxiga in HFpEF[9] (DELIVER), Imfinzi in early NSCLC[10] (AEGEAN), eplontersen in ATTRv-PN11 (NEURO-TTRansform) and Ultomiris in NMOSD[12] (CHAMPION-NMOSD). Full results from the Enhertu DESTINY-Breast04 trial in HER2[13]-low breast cancer, presented at ASCO
-	Key approvals: Enhertu for HER2-positive breast cancer (DESTINY-Breast03) in the US and EU; positive CHMP[14] opinions in the EU for Tezspire in severe asthma (NAVIGATOR), Lynparza[15] in early breast cancer (OlympiA) and Ultomiris in gMG[16] (CHAMPION-MG)
-	Other regulatory milestones: US Priority Review for Imfinzi in biliary tract cancer (TOPAZ-1) and Enhertu in HER2-low metastatic breast cancer (DESTINY-Breast04), China Priority Review for Koselugo in NF1-PN17

Pascal Soriot, Chief Executive Officer, AstraZeneca, said:

“AstraZeneca had a strong financial first half of 2022, and great pipeline delivery. We announced practice-changing data for several medicines including Enhertu in breast cancer, Farxiga in heart failure and Ultomiris in neuromyelitis optica spectrum disorder.

We have made great progress in our efforts to combat COVID-19. Vaxzevria is estimated to have saved more than six million lives during the first year of roll-out, and Evusheld has protected hundreds of thousands of immunocompromised people, enabling them to return to a more normal life. Evusheld continues to demonstrate activity against new variants.

Given the ongoing performance of our underlying business and the contribution of our COVID-19 medicines, we are updating our revenue guidance for 2022. This has enabled us to increase our R&D investment in the exciting number of pipeline opportunities that can benefit patients and drive long term sustainable growth for our company. We look forward to announcing the results of several important late-stage trials this year and next”.

Guidance

The Company updates FY 2022 guidance due to strength in its overall business, an updated outlook for COVID 19 medicines, as well as increased investment in R&D to drive long term sustainable growth.

Total Revenue is expected to increase by a low twenties percentage (previously high teens)

Core EPS is expected to increase by a mid-to-high twenties percentage (unchanged)

-	The CER growth rates include the full-year contribution of Vaxzevria in both FY 2021 and FY 2022
-	Total Revenue from COVID-19 medicines is anticipated to be broadly flat versus FY 2021 (previously a low-to-mid twenties percentage decline), with growth in Evusheld offsetting an expected decline in Vaxzevria sales. The majority of Vaxzevria revenue in 2022 is expected to come from initial contracts
-	As previously indicated, the Gross Margin from the COVID-19 medicines is expected to be lower than the Company average
-	Core Operating Expenses are expected to increase by a mid-to-high teens percentage, driven in part by the full year integration of Alexion expenses. (Previous guidance was a low-to-mid teens percentage increase. The update is a result of increased R&D spend following positive trial readouts, and increased spend to support new launches, including Evusheld)
-	Other Operating Income in H2 2022 is expected to be similar to the level seen in H1 2022
-	Emerging Markets Total Revenue, including China, is expected to grow by a mid single-digit percentage in FY 2022 (unchanged). China Total Revenue is expected to decline by a mid single-digit percentage in FY 2022 (unchanged), primarily due to the continued NRDL[18] and VBP[19] programmes impacting various medicines. The Company remains confident in the longer-term outlook for Emerging Markets, driven by a large market opportunity, broader patient access and an increased mix of new medicines
-	A Core Tax Rate between 18-22% (unchanged)

AstraZeneca continues to recognise and actively manage the heightened risks from COVID-19 and geopolitical and supply chain uncertainties on overall business performance. Variations in performance between quarters can be expected to continue.

The Company is unable to provide guidance on a Reported basis because AstraZeneca cannot reliably forecast material elements of the Reported result, including any fair value adjustments arising on acquisition-related liabilities, intangible asset impairment charges and legal settlement provisions. Please refer to the cautionary statements section regarding forward-looking statements at the end of this announcement.

Currency impact

If foreign-exchange rates for July to December 2022 were to remain at the spot rates seen on 30 June 2022, it is anticipated that FY 2022 Total Revenue would incur a mid single-digit adverse impact (previously a low single-digit adverse impact) versus the financials at CER, and, as previously indicated, FY 2022 Core EPS would incur a mid-single-digit adverse impact.

The Company’s foreign-exchange rate sensitivity analysis is contained in Table 18.

Table 1: Key elements of Total Revenue performance in Q2 2022

		% Change
Revenue type	$m	Actual	CER
Product Sales	10,630	32	38	• $1,776m from medicines acquired with Alexion
Collaboration Revenue	141	(20)	(20)	• $100m for Enhertu (Q2 2021: $46m) • $13m for Tezspire (Q2 2021: $nil)
Total Revenue	10,771	31	37
Disease areas	$m	Actual	CER
Oncology	3,810	15	20	• Good performance across key medicines and regions, despite lower diagnosis rates and adverse impact in China from COVID-19-related lockdowns
CVRM[8]	2,356	14	19	• Farxiga achieved another blockbuster quarter with $1,104m in revenues in the quarter
R&I	1,395	(2)	1	• Growth across Breztri and Fasenra offsetting a decline in Pulmicort of 30% (28% at CER) primarily due to the impact of VBP implementation and COVID-19 lockdowns in China
V&I20	981	7	12	• $455m from Vaxzevria[21], $445m from Evusheld • Majority of Vaxzevria revenue from initial contracts
Rare Disease[8]	1,801	6	12

• Durable C5 franchise growth, including continued conversion to Ultomiris in PNH and aHUS and launch in gMG in the US

• Excluding a one-off historic pricing adjustment in Q2 that benefitted ex-US Total Revenue, Rare Disease pro forma revenue growth would have been 2% (8% at CER)

Other Medicines	427	(17)	(10)
Total Revenue	10,771	31	37
Regions inc. Vaxzevria	$m	Actual	CER
Emerging Markets	2,792	(3)	1
- China	1,435	(6)	(5)	• Pricing pressure associated with the NRDL and VBP programmes • COVID-19-related lockdowns
- Ex-China Emerging Markets	1,357	1	7
US	4,348	72	72
Europe	2,080	21	35
Established RoW	1,550	39	55
Total Revenue inc. Vaxzevria	10,771	31	37
Regions exc. Vaxzevria	$m	Actual	CER	Contribution of medicines acquired with Alexion
Emerging Markets	2,603	7	11	• $81m
- China	1,435	(6)	(5)
- Ex-China Emerging Markets	1,167	31	39	• $81m
US	4,348	72	72	• $1,041m
Europe	1,952	43	59	• $377m
Established RoW	1,412	39	56	• $277m
Total Revenue exc. Vaxzevria	10,316	41	47	• $1,776m

Table 2: Key elements of financial performance in Q2 2022

Metric ($m or %)	Reported	Reported change	Core	Core change	Comments[22]

Total Revenue	$10,771m	31% Actual 37% CER	$10,771m	31% Actual 37% CER	• See Table 1 and the Total Revenue section of this document for further details
Gross Margin[23]	72%	(1pp) Actual (2pp) CER	83%	10% Actual 8% CER

+ Addition of Alexion

+ Increasing mix of Oncology sales

+ Positive effect from phasing of COVID-19 contracts

+ Positive impact from currency fluctuations

‒ China impact of NRDL and VBP

‒ Impact from profit-sharing arrangements (e.g. Lynparza)

‒ Reported Gross Margin impacted by unwind of Alexion inventory fair value adjustment

• Foreign exchange fluctuations may have a positive or negative impact on Gross Margin in future quarters

R&D Expense	$2,546m	39% Actual 44% CER	$2,431m	35% Actual 40% CER

+ Addition of Alexion

+ Increased investment in the pipeline following un-gating of additional late-stage trials

+ One-off $89m impairment (included in Reported and Core) of a pre-paid asset relating to a discontinued collaboration with an external partner

+ Reversal of the beneficial cost phasing effects seen in Q1 2022

• Core R&D-to-Total Revenue ratio of 23% (Q2 2021: 22%)

SG&A Expense	$4,681m	51% Actual 56% CER	$3,137m	27% Actual 33% CER	+ Addition of Alexion + Market development activities for recent launches, including Evusheld + Core SG&A-to-Total Revenue ratio of 29% (Q2 2021: 30%)
Other Operating Income[24]	$122m	(5%) Actual (5%) CER	$112m	(12%) Actual (13%) CER	• Includes $61m divestment from Plendil, and income coming from royalties and prior transactions
Operating Margin	5%	(9pp) Actual (9pp) CER	31%	9% Actual 8% CER	• See Gross Margin and Expenses commentary above
Net Finance Expense	$293m	(8%) Actual 10% CER	$223m	1% Actual 26% CER	+ Alexion debt financing costs ‒ Reported impacted by lower discount unwind on acquisition-related liabilities
Tax Rate	(46%)	n/m	15%	(8%) Actual (9%) CER

• 15% tax rate in the quarter reflected geographical mix of profits and favourable adjustments to prior year tax liabilities in a number of major jurisdictions

• Variations in the tax rate can be expected to continue quarter to quarter

• Full year expectation remains 18-22%

EPS	$0.23	(45%) Actual (46%) CER	$1.72	92% Actual 89% CER	• Further details of differences between Reported and Core are shown in Table 13

Corporate and business development

In May 2022, AstraZeneca entered into a licence agreement with RQ Biotechnologies Ltd for a portfolio of early-stage mAbs25 targeted against SARS-CoV-2, the virus that causes COVID-19. Under the agreement, AstraZeneca acquired an exclusive worldwide licence to develop, manufacture and commercialise mAbs against SARS-CoV-2.

Also in May, AstraZeneca completed the sale of commercial rights to Plendil in 35 markets globally, resulting in a $61m gain being recognised in Other Operating Income in the quarter.

In June 2022, the Company entered into a broad strategic collaboration with GRAIL, LLC to develop and commercialise companion diagnostic assays for use with AstraZeneca’s therapies. The collaboration will initially focus on developing companion diagnostic tests to identify patients with high-risk, early-stage disease, with plans to embark on numerous trials across multiple indications over the next several years. The deal also encompasses the use of GRAIL’s technology to enable recruitment of patients with early-stage cancer for AstraZeneca’s clinical trials.

In July 2022, AstraZeneca announced an agreement to acquire TeneoTwo, Inc., including its Phase I clinical-stage CD19xCD3 T-cell engager, TNB-486, currently under evaluation in relapsed and refractory B-cell non-Hodgkin lymphoma. AstraZeneca will acquire all outstanding equity of TeneoTwo in exchange for an upfront payment of $100m on deal closing. Under the terms of the agreement, AstraZeneca will make additional contingent R&D-related milestone payments of up to $805m and additional contingent commercial-related milestone payments of up to $360m to TeneoTwo’s equity holders. The transaction is expected to close in the third quarter of 2022.

Sustainability summary

Airfinity, an independent provider of global real-time health intelligence, estimates that the AstraZeneca COVID-19 vaccine saved over six million lives during the period 8 December 2020 to 8 December 2021. This analysis is based on data from Imperial College, London, published in The Lancet in June 2022.

Management changes

AstraZeneca PLC today announced the appointment of Michel Demaré as the Chair-designate of the Board. His appointment followed a robust succession planning process led by Philip Broadley in his capacity as senior independent Non-Executive Director.

As previously communicated, Leif Johansson, current Chair of the Board of AstraZeneca will be retiring at the conclusion of the Company’s Annual General Meeting in April 2023. Michel’s appointment is effective immediately thereafter allowing for a managed handover period over the coming months.

Michel was appointed to the Board of AstraZeneca in September 2019 as an independent Non-Executive Director and is currently Chair of the Company’s Remuneration Committee and member of the Audit Committee and the Nomination and Governance Committee. He is a Non-Executive Director of Vodafone Group Plc and Louis Dreyfus Int’l Holdings BV. He is also Chairman of IMD Business School and Chairman of Nomoko AG.

Conference call

A conference call and webcast for investors and analysts will begin today, 29 July 2022, at 11:45 BST. Details can be accessed via astrazeneca.com.

Reporting calendar

The Company intends to publish its year-to-date and third quarter results on Thursday 10 November 2022.

Notes

1	Constant exchange rates. The differences between Actual Change and CER Change are due to foreign exchange movements between periods in 2022 vs 2021. CER financial measures are not accounted for according to generally accepted accounting principles (GAAP) because they remove the effects of currency movements from Reported results.
2	Reported financial measures are the financial results presented in accordance with UK-adopted International Accounting Standards and International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB) and International Accounting Standards as adopted by the European Union.
3	Earnings per share.
4	Core financial measures are adjusted to exclude certain items. The differences between Reported and Core measures are primarily due to items related to the acquisition of Alexion, amortisation of intangibles, impairments, restructuring charges, and, as previously disclosed, a charge to provisions relating to a legal settlement with Chugai Pharmaceutical Co. Ltd (Chugai) that led to a payment of $775m in Q2 2022. A full reconciliation between Reported EPS and Core EPS is provided in Tables 12 and 13 in the Financial performance section of this document.
5	In FY 2022, Total Revenue from Koselugo is included in Rare Disease (FY 2021: Oncology) and Total Revenue from Andexxa is included in BioPharmaceuticals: CVRM (FY 2021: Rare Disease). The growth rate shown for each disease area has been calculated as though these changes had been implemented in FY 2021.
6	Respiratory & Immunology.
7	Cardiovascular, Renal and Metabolism.
8	H1 2022 and Q2 2022 growth rates on medicines acquired with Alexion have been calculated on a pro forma basis comparing to the corresponding period in the prior year, pre-acquisition as previously published by Alexion. The growth rates shown for the Rare Disease and CVRM disease areas include these pro forma adjustments.
9	Heart failure with preserved ejection fraction.
10	Non-small cell lung cancer.
11	Hereditary transthyretin-mediated amyloid polyneuropathy.
12	Neuromyelitis optica spectrum disorder.
13	Human epidermal growth factor receptor 2.
14	Committee for Medicinal Products for Human Use.
15	AstraZeneca is collaborating with MSD (Merck & Co., Inc. in the US and Canada) to develop and commercialise Lynparza.
16	Generalised myasthenia gravis.
17	Neurofibromatosis type 1 plexiform neurofibromas.
18	National reimbursement drug list.
19	Volume-based procurement.
20	Vaccines & Immune Therapies.
21	Vaxzevria is AstraZeneca's trademark for the Company's supply of the AstraZeneca COVID-19 Vaccine. In the financial tables in this report, 'Vaxzevria Total Revenue' includes Collaboration Revenue from sub-licensees that produce and supply the AstraZeneca COVID-19 Vaccine under their own trademarks.
22	In Table 2, the ‘+ / -’ symbols indicate the directional impact of the item being discussed, e.g. a ‘+’ symbol next to an item relating to R&D Expenses signifies that the item increased the R&D Expense relative to the prior year.
23	Gross Profit is defined as Total Revenue minus Cost of Sales. The calculation of Reported and Core Gross Margin excludes the impact of Collaboration Revenue and any associated costs, thereby reflecting the underlying performance of Product Sales.
24	Where AstraZeneca does not retain a significant ongoing interest in medicines or potential new medicines, income from divestments is reported within Reported and Core Other Operating Income and Expense in the Company’s financial statements.
25	Monoclonal antibodies.

Table 3: Pipeline highlights since prior results announcement

Event	Medicine	Indication / Trial	Event
	Enhertu	HER2-positive breast cancer (2nd-line) (DESTINY-Breast03)	Regulatory approval (US, EU)
Regulatory approvals and other regulatory actions	Lynparza	gBRCAm[26] breast cancer (adjuvant) (OlympiA)	CHMP positive opinion (EU)
	Tezspire	Severe asthma (NAVIGATOR)	CHMP positive opinion (EU)
	Ultomiris	gMG (CHAMPION-MG)	CHMP positive opinion (EU)
	Ultomiris	Subcutaneous, PNH[27] and aHUS[28]	Regulatory approval (US)
	Imfinzi	Biliary tract cancer (TOPAZ-1)	Priority Review (US), regulatory submission (EU)
	Enhertu	HER2-low breast cancer (3rd-line) (DESTINY-Breast04)	Priority Review (US), regulatory submission (EU, JP)
	Enhertu	HER2-positive breast cancer (2nd-line) (DESTINY-Breast03)	Regulatory submission (CN)
Regulatory submissions or acceptances	PT027	Asthma (MANDALA/DENALI)	Regulatory submission (US)
	Evusheld	COVID-19 (PROVENT/TACKLE)	Regulatory submission (JP)
	Soliris	gMG	Regulatory submission (CN)
	Koselugo	NF1-PN (SPRINT)	Priority Review (CN)
	Imfinzi	NSCLC (neoadjuvant) (AEGEAN)	Primary co-endpoint met (pCR)
Major Phase III data readouts and other developments	camizestrant	HR+29/HER2-neg breast cancer (SERENA-6)	Fast Track Designation (US)
	Farxiga	HFpEF (DELIVER)	Primary endpoint met
	eplontersen	ATTRv-PN (NEURO-TTRansform)	Primary co-endpoints met
	Ultomiris	NMOSD (CHAMPION-NMOSD)	Primary endpoint met

[26]	Germline (hereditary) breast cancer gene mutation.
[27]	Paroxysmal nocturnal haemoglobinuria.
[28]	Atypical haemolytic uraemic syndrome.
[29]	Hormone receptor positive.

Table 4: Pipeline - anticipated major news flow

Timing	Medicine	Indication / Trial	Event
H2 2022	Tagrisso	NSCLC (adjuvant) (ADAURA)	Regulatory decision (JP)
	Imfinzi	Liver cancer (locoregional) (EMERALD-1)	Data readout
	Imfinzi	NSCLC (unresectable, Stg. III) (PACIFIC-2)	Data readout
	Imfinzi	NSCLC (1st-line) (PEARL)	Data readout
	Imfinzi	Biliary tract cancer (TOPAZ-1)	Regulatory decision
	Imfinzi +/- tremelimumab	Liver cancer (1st-line) (HIMALAYA)	Regulatory decision
	Imfinzi +/- tremelimumab	NSCLC (1st-line) (POSEIDON)	Regulatory decision
	Lynparza	gBRCAm breast cancer (adjuvant) (OlympiA)	Regulatory decision (JP)
	Lynparza	Prostate cancer (1st-line) (PROpel)	Regulatory submission (US), regulatory decision
	Enhertu	HER2-positive breast cancer (3rd-line) (DESTINY-Breast02)	Data readout, regulatory submission
	Enhertu	HER2-positive breast cancer (2nd-line) (DESTINY-Breast03)	Regulatory decision
	Enhertu	HER2-low breast cancer (3rd-line) (DESTINY-Breast04)	Regulatory decision, regulatory submission (CN)
	Enhertu	HER2-positive gastric cancer (2nd-line) (DESTINY-Gastric01)	Regulatory decision (EU)
	Enhertu	HER2m NCSLC (2nd-line+) (DESTINY-Lung01)	Regulatory decision
	Calquence	CLL[33] (ELEVATE-TN)	Regulatory decision (JP)
	capivasertib	HR+/HER2-neg breast cancer (1st-line) (CAPItello-291)	Data readout
	Farxiga	HFpEF (DELIVER)	Regulatory submission
	Forxiga	CKD[34] (DAPA-CKD)	Regulatory decision (CN)
	eplontersen	ATTRv-PN (NEURO-TTRansform)	Regulatory submission (US)
	Fasenra	EOE[35] (MESSINA)	Data readout
	Tezspire	Severe asthma (NAVIGATOR)	Regulatory decision
	PT027	Asthma (MANDALA/DENALI)	Regulatory decision (US)
	nirsevimab	RSV[36] (MELODY/MEDLEY)	Regulatory submission (US), regulatory decision (EU)
	Evusheld	COVID-19 (PROVENT/TACKLE)	Regulatory submission (CN)
	Evusheld	COVID-19 outpatient treatment (TACKLE)	Regulatory decision
	Vaxzevria	COVID-19	Regulatory submission (US)
	Soliris	Guillain-Barré syndrome	Data readout
	Ultomiris	gMG (CHAMPION-MG)	Regulatory decision
	Ultomiris	Subcutaneous, PNH and aHUS	Regulatory decision (EU)
	Ultomiris	NMOSD (CHAMPION-NMOSD)	Regulatory submission
	Koselugo	NF1-PN (SPRINT)	Regulatory decision (JP)
H1 2023	Tagrisso	EGFRm[37] NSCLC (1st-line) (FLAURA2)	Data readout
	Tagrisso	EGFRm NSCLC (unresectable Stg. III) (LAURA)	Data readout
	Imfinzi	Bladder cancer (muscle invasive) (NIAGARA)	Data readout
	Imfinzi	Bladder cancer (1st-line) (NILE)	Data readout
	Imfinzi	NSCLC (neoadjuvant) (AEGEAN)	Data readout

[33]	Chronic lymphocytic leukaemia.
[34]	Chronic kidney disease.
[35]	Eosinophilic oesophagitis.
[36]	Respiratory syncytial virus.
[37]	Epidermal growth factor receptor mutation.

	Imfinzi	NSCLC (unresectable, Stg. III) (PACIFIC-2)	Regulatory submission
	Imfinzi	Liver cancer (locoregional) (EMERALD-1)	Regulatory submission
	Imfinzi	Liver cancer (adjuvant) (EMERALD-2)	Data readout, regulatory submission
	Imfinzi	NSCLC (1st-line) (PEARL)	Regulatory submission
	Imfinzi	SCLC (limited-stage) (ADRIATIC)	Data readout
	Lynparza	gBRCAm[38] breast cancer (adjuvant) (OlympiA)	Regulatory submission (CN)
	Lynparza	Ovarian cancer (1st-line) (PAOLA-1)	Regulatory decision (CN)
	Lynparza + Imfinzi	Ovarian cancer (1st-line) (DUO-O)	Data readout
	Enhertu	HER2-low breast cancer (2nd-line) (DESTINY-Breast06)	Data readout
	capivasertib	HR+/HER2-negative breast cancer (1st-line) (CAPItello-291)	Regulatory submission
	Dato-DXd	NSCLC (3rd-line) (TROPION-Lung01)	Data readout, regulatory submission
	roxadustat	Anaemia of myelodysplastic syndrome	Data readout
	Fasenra	EOE (MESSINA)	Regulatory submission
	nirsevimab	RSV (MELODY/MEDLEY)	Regulatory submission (JP, CN)
	danicopan	PNH with extravascular haemolysis	Data readout
H2 2023	Tagrisso	EGFRm NSCLC (1st-line) (FLAURA2)	Regulatory submission
	Tagrisso	EGFRm NSCLC (unresectable Stg. III) (LAURA)	Regulatory submission
	Imfinzi	Biliary tract cancer (TOPAZ-1)	Regulatory submission (CN)
	Imfinzi	Bladder cancer (muscle invasive) (NIAGARA)	Regulatory submission
	Imfinzi	Bladder cancer (1st-line) (NILE)	Regulatory submission
	Imfinzi	Liver cancer (locoregional) (EMERALD-1)	Regulatory submission (CN)
	Imfinzi	NSCLC (neoadjuvant) (AEGEAN)	Regulatory submission
	Imfinzi	SCLC (limited-stage) (ADRIATIC)	Regulatory submission
	Lynparza + Imfinzi	Endometrial cancer (1st-line) (DUO-E)	Data readout
	Calquence	CLL (ACE-CL-311)	Data readout
	Calquence	MCL[39] (1st-line) (ECHO)	Data readout
	capivasertib	TNBC[40] (locally adv./met.) (CAPItello-290)	Data readout, regulatory submission
	camizestrant	HR+/HER2-neg breast cancer (SERENA-6)	Data readout
	Farxiga	Myocardial infarction (DAPA-MI)	Data readout
	Fasenra	EGPA[41] (MANDARA)	Data readout
	Fasenra	HES[42] (NATRON)	Data readout
	Soliris	gMG	Regulatory decision (CN)
	Koselugo	NF1-PN (SPRINT)	Regulatory decision (CN)
	ALXN1840	Wilson disease	Regulatory submission
	danicopan	PNH with extravascular haemolysis	Regulatory submission

[38]	Germline (hereditary) breast cancer gene mutation.
[39]	Mantle cell lymphoma.
[40]	Triple negative breast cancer.
[41]	Eosinophilic granulomatosis with polyangiitis.
[42]	Hyper-eosinophilic syndrome.

List of tables

Operating and financial review

All narrative on growth and results in this section is based on actual exchange rates, and financial figures are in US$ millions ($m), unless stated otherwise. Unless stated otherwise, the performance shown in this announcement covers the six-month period to 30 June 2022 (‘the half’ or ‘H1 2022’) compared to the six-month period to 30 June 2021 (H1 2021), or the three-month period to 30 June 2022 (‘the quarter’ or ‘Q2 2022’) compared to the three-month period to 30 June 2021 (Q2 2021).

Core financial measures, EBITDA, Net Debt, CER, Initial Collaboration Revenue and Ongoing Collaboration Revenue are non-GAAP financial measures because they cannot be derived directly from the Group’s Interim financial statements. Management believes that these non-GAAP financial measures, when provided in combination with Reported results, provide investors and analysts with helpful supplementary information to understand better the financial performance and position of the Group on a comparable basis from period to period. These non-GAAP financial measures are not a substitute for, or superior to, financial measures prepared in accordance with GAAP.

Core financial measures are adjusted to exclude certain significant items, such as:

-	Amortisation and impairment of intangible assets, including impairment reversals but excluding any charges relating to IT assets
-	Charges and provisions related to restructuring programmes, which includes charges that relate to the impact of restructuring programmes on capitalised IT assets as well as Post Alexion Acquisition Group Review items
-	Alexion acquisition-related items, primarily fair-value adjustments on acquired inventories and fair-value impact of replacement employee share awards
-	Other specified items, principally the imputed finance charge relating to contingent consideration on business combinations and legal settlements
-	The tax effects of the adjustments above are excluded from the Core Tax charge

Details on the nature of Core financial measures are provided on page 54 of the Annual Report and Form 20-F Information 2021.

Reference should be made to the Reconciliation of Reported to Core financial measures table included in the financial performance section in this announcement.

Gross Margin, previously termed Gross Profit Margin, is the percentage by which Product Sales exceeds the Cost of sales, calculated by dividing the difference between the two by the sales figure. The calculation of Reported and Core Gross Margin excludes the impact of Collaboration Revenue and any associated costs, thereby reflecting the underlying performance of Product Sales.

EBITDA is defined as Reported Profit Before Tax after adding back Net Finance Expense, results from Joint Ventures and Associates and charges for Depreciation, Amortisation and Impairment. Reference should be made to the Reconciliation of Reported Profit Before Tax to EBITDA included in the financial performance section in this announcement.

Net Debt is defined as Interest-bearing loans and borrowings and Lease liabilities, net of Cash and cash equivalents, Other investments, and net derivative financial instruments. Reference should be made to Note 3 ‘Net Debt’ included in the Notes to the Interim financial statements in this announcement.

Ongoing Collaboration Revenue is defined as Collaboration Revenue excluding Initial Collaboration Revenue (which is defined as Collaboration Revenue that is recognised at the date of completion of an agreement or transaction, in respect of upfront consideration). Ongoing Collaboration Revenue comprises, among other items, royalties, milestone revenue and profit-sharing income. Reference should be made to the Collaboration Revenue table in this Operating and financial review.

The Company strongly encourages investors and analysts not to rely on any single financial measure, but to review AstraZeneca’s financial statements, including the Notes thereto, and other available Company reports, carefully and in their entirety.

Due to rounding, the sum of a number of dollar values and percentages in this announcement may not agree to totals.

Total Revenue

Table 5: Disease area and medicine performance

	H1 2022				Q2 2022
			% Change				% Change
Product Sales	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Oncology	7,089	32	14	18	3,701	34	14	18
- Tagrisso	2,704	12	10	14	1,400	13	7	12
- Imfinzi	1,294	6	12	16	695	6	15	20
- Lynparza	1,291	6	14	18	673	6	15	20
- Calquence	903	4	84	87	489	5	74	77
- Enhertu	29	-	>6x	>6x	18	-	>5x	>5x
- Orpathys	23	-	n/m	n/m	11	-	n/m	n/m
- Zoladex	477	2	2	7	236	2	(3)	2
- Faslodex	178	1	(21)	(16)	86	1	(18)	(11)
- Iressa	63	-	(41)	(39)	32	-	(32)	(29)
- Arimidex	61	-	(17)	(13)	28	-	(1)	5
- Casodex	42	-	(49)	(47)	21	-	(50)	(48)
- Others	24	-	(4)	3	12	-	(8)	1
BioPharmaceuticals: CVRM[8]	4,559	21	14	18	2,352	22	14	19
- Farxiga	2,103	9	55	63	1,103	10	51	59
- Brilinta	675	3	(10)	(7)	350	3	(7)	(4)
- Lokelma	129	1	79	87	66	1	68	79
- Roxadustat	91	-	1	1	50	-	(2)	(1)
- Andexxa[8]	70	-	9	12	37	-	5	11
- Crestor	547	2	2	6	280	3	6	11
- Seloken/Toprol-XL	467	2	(9)	(7)	223	2	(16)	(13)
- Bydureon	141	1	(29)	(28)	73	1	(23)	(22)
- Onglyza	139	1	(31)	(28)	71	1	(28)	(25)
- Others	197	1	(9)	(7)	99	1	(1)	1
BioPharmaceuticals: R&I	2,891	13	(2)	-	1,381	13	(3)	1
- Symbicort	1,288	6	(6)	(3)	614	6	(10)	(6)
- Fasenra	662	3	14	18	354	3	11	15
- Breztri	179	1	>2x	>2x	93	1	66	72
- Saphnelo	36	-	n/m	n/m	24	-	n/m	n/m
- Pulmicort	334	2	(33)	(32)	116	1	(30)	(28)
- Daliresp	109	-	(5)	(4)	58	1	7	8
- Bevespi	30	-	13	16	15	-	12	17
- Others	253	1	(13)	(12)	107	1	(18)	(17)
BioPharmaceuticals: V&I	2,734	12	>2x	>2x	977	9	10	15
- Vaxzevria	1,540	7	36	41	451	4	(48)	(44)
- Evusheld	914	4	n/m	n/m	445	4	n/m	n/m
- Synagis	280	1	>5x	>6x	80	1	>3x	>3x
- FluMist	—	-	n/m	n/m	1	-	n/m	n/m
Rare Disease[8]	3,495	16	5	10	1,801	17	6	12
- Soliris[8]	2,017	9	(5)	1	1,027	10	(5)	2
- Ultomiris[8]	853	4	22	28	434	4	23	31
- Strensiq[8]	450	2	11	13	242	2	16	18
- Koselugo	101	-	>2x	>2x	62	1	>2x	>2x
- Kanuma[8]	74	-	9	14	36	-	9	13
Other Medicines	842	4	(11)	(6)	418	4	(3)	6
- Nexium	674	3	(9)	(2)	343	3	2	12
- Others	168	1	(21)	(20)	75	1	(19)	(17)
Product Sales	21,610	98	41	47	10,630	99	32	38
Collaboration Revenue	551	2	>2x	>2x	141	1	(20)	(20)
Total Revenue	22,161	100	43	48	10,771	100	31	37

Table 6: Collaboration Revenue

	H1 2022				Q2 2022
			% Change				% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Lynparza: regulatory milestones	175	32	n/m	n/m	-	-	n/m	n/m
Enhertu: share of gross profits	173	31	>2x	>2x	99	70	>2x	>2x
Tezspire: share of gross profits	16	3	n/m	n/m	13	9	n/m	n/m
Vaxzevria: royalties	60	11	83	77	4	3	(87)	(88)
Tralokinumab: sales milestone	70	13	n/m	n/m	-	-	n/m	n/m
Other royalty income	37	7	2	2	20	14	7	9
Other Collaboration Revenue	20	4	(77)	(77)	5	4	(93)	(93)
Total	551	100	>2x	>2x	141	100	(20)	(20)

Table 7: Total Revenue by disease area

	H1 2022				Q2 2022
			% Change				% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Oncology	7,454	34	18	22	3,810	35	15	20
BioPharmaceuticals	10,350	47	26	31	4,733	44	8	13
- CVRM	4,576	21	14	19	2,356	22	14	19
- R&I	2,979	13	-	3	1,395	13	(2)	1
- V&I	2,795	13	>2x	>2x	981	9	7	12
Rare Disease	3,495	16	5	10	1,801	17	6	12
Other Medicines	862	4	(18)	(12)	427	4	(17)	(10)
Total	22,161	100	43	48	10,771	100	31	37

Table 8: Total Revenue by region

	H1 2022				Q2 2022
			% Change				% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Emerging Markets	6,156	28	13	16	2,792	26	(3)	1
- China	3,057	14	(5)	(5)	1,435	13	(6)	(5)
- Ex-China	3,099	14	38	46	1,357	13	1	7
US	8,482	38	75	75	4,348	40	72	72
Europe	4,364	20	34	45	2,080	19	21	35
Established RoW	3,159	14	59	74	1,551	14	39	55
Total	22,161	100	43	48	10,771	100	31	37

Table 9: Total Revenue by region – excluding Vaxzevria

	H1 2022				Q2 2022
			% Change				% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Emerging Markets	5,436	25	9	13	2,603	24	7	11
- China	3,011	14	(6)	(7)	1,435	13	(6)	(5)
- Ex-China	2,425	11	38	48	1,167	11	31	39
US	8,403	38	74	74	4,348	40	72	72
Europe	4,102	19	53	66	1,952	18	43	59
Established RoW	2,620	12	40	53	1,412	13	39	56
Total	20,561	93	43	48	10,316	96	41	47

Oncology

Oncology Total Revenue increased by 18% (22% at CER) in H1 2022 to $7,454m and represented 34% of overall Total Revenue (H1 2021: 41%). This included Lynparza Collaboration Revenue of $175m (H1 2021: $nil) and Enhertu Collaboration Revenue of $175m (H1 2021: $85m). Product Sales increased by 14% (18% at CER) in H1 2022 to $7,089m, reflecting new launches and increased patient access for Tagrisso, Imfinzi, Lynparza and Calquence partially offset by declines in legacy medicines.

Overall rates of cancer diagnosis, testing and treatment in the half continued to show a cumulative impact from the COVID-19 pandemic with rates in CLL, lung cancer and ovarian cancer remaining below pre-COVID-19 baseline, with some signs of improvement. Rates of breast cancer diagnosis in the US appear to be approaching normal levels. In China, COVID-19 related lockdowns in several major cities had an adverse impact during the second quarter.

Tagrisso

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
H1 2022 $m	2,704	805	951	509	439
Actual change	10%	16%	11%	9%	1%
CER change	14%	17%	11%	19%	12%

Region	Drivers and commentary
Worldwide	● Increased use of Tagrisso in adjuvant and 1st-line setting
Emerging Markets

● Increased 1st-line use in China and continued growth in other Emerging Markets

● Rising demand from increased patient access in China continues to offset the impact of the March 2021 NRDL price reduction

● In China, COVID-19 related lockdowns in several major cities had an adverse impact

US	● Increasing EGFR testing rates. ● Greater use in 1st-line ● Strong adjuvant launch momentum
Europe	● Greater use in 1st-line and adjuvant settings, with longer duration of treatment, partially offset by lower 2nd-line use
Established RoW	● Increased use in 1st-line setting and launch progress in adjuvant

Imfinzi

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
H1 2022 $m	1,294	134	689	267	204
Actual change	12%	1%	15%	18%	1%
CER change	16%	2%	15%	29%	12%

Region	Drivers and commentary
Worldwide	● Increased use of Imfinzi to treat patients with ES-SCLC[43], offset by impact from lower rates of diagnosis and treatment due to the ongoing COVID-19 pandemic
Emerging Markets	● Growth in ex-China, offset by an adverse impact in CRT[44] rates and hospital use of infused oncology medicines due to COVID-19 lockdowns in several major cities in China during the period
US	● New patient starts across Stage III NSCLC and ES-SCLC
Europe	● Increased market penetration in ES-SCLC, growth in the number of reimbursed markets, offsetting the impact of COVID-19 on rates of diagnosis and treatment
Established RoW	● New reimbursements

[43]	Extensive-stage small cell lung cancer.
[44]	Chemoradiation therapy.

Lynparza

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
H1 2022 $m	1,466	241	582	504	139
Actual change	30%	30%	11%	67%	15%
CER change	34%	32%	11%	78%	27%

Product Sales	Worldwide	Emerging Markets	US	Europe	Established RoW
H1 2022 $m	1,291	241	582	329	139
Actual change	14%	30%	11%	9%	15%
CER change	18%	32%	11%	20%	27%

Region	Drivers and commentary
Worldwide

● Lynparza remains the leading medicine in the PARP[45]-inhibitor class globally across four tumour types, as measured by total prescription volume

● Total Revenue includes a $175m regulatory milestone received from MSD and recognised in Europe, in respect of the approval in the US for the adjuvant treatment of patients with breast cancer, based on the data from the OlympiA Phase III trial

Emerging Markets

● Increased patient access following admission to China’s NRDL as a 1st-line treatment for ovarian cancer patients, with effect from March 2021; also launches in other markets

● In China, COVID-19-related lockdowns in several major cities had an adverse impact

US	● US launch in early breast cancer following US FDA[46] approval in March based on data from the OlympiA Phase III trial ● Growth in use in ovarian and prostate cancers
Europe

● Reimbursements introduced in additional countries, increasing BRCAm-testing rates, and successful launches in 1st-line BRCAm ovarian, 2nd-line HRRm[47] prostate and gBRCAm HER2-negative advanced breast cancer

Established RoW	● New product launches and high levels of HRD[48] testing in Japan

Enhertu

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
H1 2022 $m	204	26	130	46	2
Actual change	>2x	>6x	72%	>4x	n/m
CER change	>2x	>6x	72%	>4x	n/m

Region	Drivers and commentary
Worldwide

● Excluding Japan, Enhertu global in-market sales recorded by Daiichi Sankyo Company Limited (Daiichi Sankyo) and AstraZeneca, amounted to $397m in the half (H1 2021: $183m)

● AstraZeneca’s Total Revenue of $204m includes $175m of Collaboration Revenue from its share of gross profit in territories where Daiichi Sankyo records product sales

Emerging Markets	● Strong uptake in early launch markets
US

● US in-market sales, recorded by Daiichi Sankyo, amounted to $274m in the half (H1 2021: $161m)

● US launch in 2nd-line HER2-positive metastatic breast cancer after US FDA approval in May based on data from the DESTINY-Breast03 Phase III trial

Europe	● Growth in 3rd-line+ HER2-positive metastatic breast cancer in large European markets ● ESMO guidelines updated in late 2021 to include Enhertu use in 2nd-line
Established RoW	● In Japan, AstraZeneca receives a mid-single-digit percentage royalty on sales made by Daiichi Sankyo
[45]	Poly ADP ribose polymerase.
[46]	US Food and Drug Administration.
[47]	Homologous recombination repair gene mutation.
[48]	Homologous recombination deficiency.

Calquence

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
H1 2022 $m	903	16	735	122	30
Actual change	84%	>2x	65%	>3x	>4x
CER change	87%	>2x	65%	>4x	>5x

Region
US	● Increased new patient market share led to a strong performance, despite continued COVID-19 impacts on CLL diagnosis rates
Europe	● Increased market share in new patient starts after launches in the region

Orpathys

Orpathys Total Revenue of $24m in the half (H1 2021: $nil) was driven by the 2021 launch in China, where it is approved for patients with lung cancer and MET49 gene alterations.

Other Oncology medicines

	H1 2022	% Change
Total Revenue	$m	Actual	CER
Zoladex	491	3%	8%	● Increased use in ex-China Emerging Markets, offsetting a price cut in Japan
Faslodex	178	(21%)	(16%)	● Generic competition
Iressa	63	(41%)	(39%)	● Continued share loss to next generation TKI[50]s
Arimidex	61	(17%)	(13%)
Casodex	42	(49%)	(47%)	● Ongoing impact from VBP implementation
Other Oncology	24	(4%)	3%

BioPharmaceuticals

Including Vaccines & Immune Therapies medicines, BioPharmaceuticals Total Revenue increased by 26% (31% at CER) in H1 2022 to $10,350m, representing 47% of overall Total Revenue (H1 2021: 53%). Growth was driven by strong Farxiga performance and growth in the COVID-19 medicines.

Cardiovascular, Renal & Metabolism

Total Revenue from CVRM medicines increased by 14% (19% at CER) in H1 2022, driven by a strong Farxiga performance, to $4,576m and represented 21% of overall Total Revenue (H1 2021: 25%).

[49]	Mesenchymal-epithelial transition.
[50]	Tyrosine kinase inhibitor.

Farxiga

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
H1 2022 $m	2,105	814	468	627	197
Actual change	55%	46%	55%	69%	54%
CER change	62%	50%	55%	85%	68%

Region
Worldwide

● Farxiga volume is growing faster than the overall SGLT2[51] market in most major regions

● Growth in the SGLT2 inhibitor class

● Further HF52 and CKD launches and updated treatment guidelines including from ESC[53] and AHA54/ACC55/HFSA[56]

Emerging Markets	● uACR[57] and MRF[58] testing programs in China, and solid growth in ex-China Emerging Markets, particularly Latin America ● In China, Forxiga’s NRDL status was renewed in the fourth quarter of 2021
US

● Regulatory approval for HFrEF[59] in May 2020, treatment of CKD in May 2021, and favourable gross-to-net adjustments

● Both approvals included patients with and without T2D60

● Farxiga continued to gain in-class brand share, driven by HF and CKD launches

Europe

● The beneficial addition of cardiovascular outcomes trial data to the label, the HFrEF regulatory approval in November 2020, and CKD regulatory approval in August 2021

● Forxiga continued gains in-class market share in the period

Established RoW	● In Japan, sales to collaborator Ono Pharmaceutical Co., Ltd, which records in-market sales, were $134m (H1 2021: $71m)

Brilinta

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
H1 2022 $m	675	146	351	150	28
Actual change	(10%)	(19%)	(2%)	(16%)	(12%)
CER change	(7%)	(15%)	(2%)	(8%)	(8%)

Region
Emerging Markets	● Adverse impact from Brilinta’s inclusion in China’s VBP programme ● Strong growth in ex-China Emerging Markets
US, Europe	● Fewer elective procedures due to the effects of the pandemic

Lokelma

Total Revenue increased 79% (87% at CER) to $129m in H1, driven by Lokelma extending its branded market share lead in the US and also achieving total market share leadership in the period. Continued progress in Europe from recent launches across the region. In China, Lokelma was included on the NRDL with effect from 1 January 2022.

Andexxa

On a pro forma basis, Total Revenue increased 25% (28% at CER) to $80m. Andexxa launched in Japan in May 2022.

[51]	Sodium-glucose cotransporter 2.
[52]	Heart failure.
[53]	European Society of Cardiology.
[54]	American Heart Association.
[55]	American College of Cardiology.
[56]	Heart Failure Society of America.
[57]	Urine albumin creatine ratio.
[58]	Measured renal function.
[59]	Heart failure with reserved ejection fraction.
[60]	Type-2 diabetes.

Roxadustat

Total Revenue increased 1% to $94m. Total Revenue also increased quarter-on-quarter, with roxadustat benefitting from increased volumes in China following NRDL price cuts.

Other CVRM medicines

	H1 2022	% Change
Total Revenue	$m	Actual	CER
Crestor	548	2%	6%	● Sales growth driven in Emerging Markets, offset by declines in the US and Europe
Seloken	468	(9%)	(7%)	● Emerging Markets sales impacted by China VBP implementation of Betaloc[61] oral in H2 2021. Betaloc ZOK VBP to be implemented later in 2022
Onglyza	139	(31%)	(28%)	● Ongoing impact from VBP implementation
Bydureon	141	(29%)	(28%)	● Continued competitive pressures
Other CVRM	197	(9%)	(7%)

Respiratory & Immunology

Total Revenue from R&I medicines was stable in H1 2022 (increased 3% at CER) at $2,979m and represented 13% of overall Total Revenue (H1 2021: 19%).

Symbicort

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
H1 2022 $m	1,288	306	481	312	189
Actual change	(6%)	-	(9%)	(9%)	(1%)
CER change	(3%)	3%	(9%)	(1%)	4%

Region
Worldwide

● Symbicort remains the global market leader within the ICS62/LABA[63] class

● The global ICS/LABA market continues to be eroded as fixed-dose triple therapies (LAMA64/LABA/ICS) continue to launch in major markets (US, China and Japan)

Emerging Markets	● Growth in Ex-China Emerging Markets ● Continued impact of fixed-dose triple therapy launches and COVID-19 restrictions in China
US	● Maintained market share and leadership in a declining ICS/LABA market as fixed-dose triple therapy launches continue ● Unfavourable gross-to-net adjustment during the second quarter
Established RoW	● Sales in Japan continued to decline due to continued generic erosion as well as the annual mandatory price reduction, which occurred in April

[61]	Betaloc is the brand name for Seloken in China.
[62]	Inhaled corticosteroid.
[63]	Long-acting beta-agonist.
[64]	Long-acting muscarinic-agonist.

Fasenra

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
H1 2022 $m	662	17	419	153	73
Actual change	14%	>2x	18%	12%	(8%)
CER change	18%	>2x	18%	23%	1%

Region
Worldwide	● Fasenra continued to lead the IL-5 class, in severe eosinophilic asthma, in major markets (US, Japan and some EU countries)
US	● Maintained a stable new-to-brand share of the severe uncontrolled asthma class
Europe	● Growth driven by increased market share performance
Established RoW	● Increased demand and sustained leadership in new-to-brand prescriptions in Japan, offset by the mandatory price reduction, which took effect in April

Breztri

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
H1 2022 $m	179	43	106	14	16
Actual change	>2x	61%	>2x	>10x	46%
CER change	>2x	61%	>2x	>10x	65%

Region
Worldwide	● Breztri continued to gain market share within the fixed-dose triple class in major markets
Emerging Markets

● Continued its market share leadership within the fixed-dose triple class in China, which continues to gain share from the ICS/LABA class

● COVID-19 restrictions impacted inhaled maintenance market growth

US	● Increased new-to-brand market share within the fixed-dose triple class
Europe	● Sustained growth across markets as new launches continue to progress
Established RoW	● Strong launch performance in Japan

Saphnelo

Total Revenue of $36m in the half (H1 2021: $nil) was driven by the 2021 launch in the US, where Saphnelo has been approved for SLE65 and received a permanent J-code facilitating reimbursement. In Japan, there was an adverse impact as COVID-19 lockdowns limited access to hospitals.

Tezspire

Total Revenue of $16m in the half (H1 2021: $nil) was comprised entirely of Collaboration Revenue and reflected the US launch of Tezspire as add-on maintenance treatment for patients with severe asthma following US FDA approval in December 2021. Amgen records sales in the US and AstraZeneca records its share of gross profits in the US as Collaboration Revenue. US in-market sales were $36m.

[65]	Systemic lupus erythematosus.

Other R&I medicines

	H1 2022	% Change
Total Revenue	$m	Actual	CER
Pulmicort	334	(33%)	(32%)

● Revenue from Emerging Markets decreased 42% (41% at CER) to $236m, impacted by VBP implementation in China and lower rates of elective surgery and limited access to nebulisation centres due to COVID-19 lockdowns

Daliresp	109	(5%)	(4%)
Bevespi	30	13%	16%
Other R&I	326	9%	9%

Vaccines & Immune Therapies

Total Revenue from Vaccines & Immune Therapies medicines increased to $2,795m (H1 2021: $1,221m) and represented 13% of overall Total Revenue (H1 2021: 8%).

Vaxzevria

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
H1 2022 $m	1,600	720	80	262	538
Actual change	37%	47%	n/m	(54%)	>4x
CER change	42%	47%	n/m	(50%)	>5x

Region
Worldwide	● The majority of Vaxzevria revenue in H1 2022 came from initial, not-for-profit contracts ● Revenue in the second quarter decreased by 49% (46% at CER)
Emerging Markets

● Growth was driven by initial and commercial contracts in Latin America and Asia

● $46m of Collaboration Revenue came from a Chinese sub-licensee producing vaccines for export

● Revenue in the second quarter decreased by 57%

US	● Purchases by the US government for donation overseas ● No revenue recorded in the second quarter
Europe	● Revenue in the second quarter decreased by 63% (59% at CER)
Established RoW	● Sales in Japan, Canada and Australia ● Revenue in the second quarter increased by 36% (50% at CER)

Evusheld

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
H1 2022 $m	914	93	556	143	122
Actual change	n/m	n/m	n/m	n/m	n/m
CER change	n/m	n/m	n/m	n/m	n/m

Region
US

● Evusheld received Emergency Use Authorisation for prevention of COVID-19 in December 2021

● In H1 2022, AstraZeneca continued fulfilment of the US Government’s order for 1.7m units. The remainder of that order is expected to be fulfilled before the end of 2022

Emerging Markets

● Multiple government contracts in Central and Eastern Europe, Latin America and South East Asia and China. Evusheld is the first non-Chinese medicine to be used for the prevention of COVID-19 in China

Europe	● Approved in the EU for prevention of COVID-19 in March 2022

Other V&I medicines

	H1 2022	% Change
Total Revenue	$m	Actual	CER
Synagis	280	>5x	>6x	● The year-on-year increase reflects the reversion of ex-US rights to AstraZeneca following expiry of the collaboration agreement with AbbVie Inc. on 30 June 2021
FluMist	-	n/m	n/m	● Normal seasonality of FluMist sales

Rare Disease

On a pro forma basis, Total Revenue from Rare Disease medicines increased by 5% (10% at CER) in H1 2022 to $3,495m. In H1 2022, Rare Disease represented 16% of overall Total Revenue. Excluding a one-off historic pricing adjustment that benefited ex-US Total Revenue in the second quarter, Rare Disease pro forma revenue growth would have been 2% (8% at CER). Performance was driven by continued conversion from Soliris to Ultomiris, and initial uptake of Ultomiris in gMG following US launch. Strensiq and Koselugo performances were driven by patient growth and market expansion respectively.

These tables show pro forma growth rates for the medicines acquired with Alexion, calculated by comparing H1 2022 revenues with the revenues to 30 June 2021 as reported by Alexion.

Soliris

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
H1 2022 $m	2,017	134	1,165	437	281
Actual change[8]	(5%)	(45%)	2%	(17%)	34%
CER change[8]	1%	(29%)	2%	(8%)	46%

Region
US	● Growth in neurology indications (gMG and NMOSD), offset by continued conversion from Soliris to Ultomiris
Ex-US	● Performance driven by neurology growth in new markets and a one-off adjustment in the second quarter

Ultomiris

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
H1 2022 $m	853	30	456	225	142
Actual change[8]	22%	>6x	10%	65%	(3%)
CER change[8]	28%	>6x	10%	81%	11%

Region
Worldwide

● Continued conversion from Soliris to Ultomiris and expansion into new markets

● Quarter-on-quarter revenue growth variability can be expected due to Ultomiris every eight-week dosing schedule and lower average annual treatment cost per patient compared to Soliris

US	● Continued conversion and patient growth in PNH and aHUS, as well as initial uptake following recent gMG approval and launch
Ex-US	● Accelerated conversion in newly-launched markets

Other Rare Disease medicines

	H1 2022	% Change
Total Revenue	$m	Actual	CER	Commentary
Strensiq[8]	450	11%	13%	● Performance driven by demand growth and one-time benefit from timing of inventory dynamics
Koselugo	101	>2x	>2x	● Performance driven by expansion in the US and new markets, as well as timing of certain ex-US tender market orders
Kanuma[8]	74	9%	14%	● Continued demand growth in ex-US markets

Other medicines (outside the main disease areas)

	H1 2022	% Change
Total Revenue	$m	Actual	CER	Commentary
Nexium	685	(17%)	(11%)	● Nexium (oral) was included in China’s VBP programme implemented in February 2021 and Nexium (i.v.66) was implemented in the fifth round of VBP in October 2021
Others	177	(20%)	(19%)

[66]	Intravenous injection.

Financial performance

Table 10: Reported Profit and Loss

	H1 2022	H1 2021	% Change		Q2 2022	Q2 2021	% Change
	$m	$m	Actual	CER	$m	$m	Actual	CER
Total Revenue	22,161	15,540	43	48	10,771	8,220	31	37
- Product Sales	21,610	15,302	41	47	10,630	8,045	32	38
- Collaboration Revenue	551	238	n/m	n/m	141	175	(20)	(20)
Cost of Sales	(6,509)	(4,055)	61	71	(2,998)	(2,191)	37	49
Gross Profit	15,652	11,485	36	40	7,773	6,029	29	33
Gross Margin	69.9%	73.5%	-4	-4	71.8%	72.8%	-1	-2
Distribution Expense	(254)	(202)	26	32	(129)	(103)	25	33
% Total Revenue	1.1%	1.3%	-	-	1.2%	1.3%	-	-
R&D Expense	(4,679)	(3,542)	32	35	(2,546)	(1,829)	39	44
% Total Revenue	21.1%	22.8%	2	2	23.6%	22.2%	-1	-1
SG&A Expense	(9,521)	(6,027)	58	62	(4,681)	(3,098)	51	56
% Total Revenue	43.0%	38.8%	-4	-4	43.5%	37.7%	-6	-5
OOI[67] & Expense	219	1,308	(83)	(83)	122	128	(5)	(5)
% Total Revenue	1.0%	8.4%	-7	-7	1.1%	1.6%	-	-
Operating Profit	1,417	3,022	(53)	(49)	539	1,127	(52)	(53)
Operating Margin	6.4%	19.4%	-13	-13	5.0%	13.7%	-9	-9
Net Finance Expense	(612)	(602)	2	9	(293)	(319)	(8)	10
Joint Ventures and Associates	(5)	(48)	(90)	(88)	1	(44)	n/m	n/m
Profit before tax	800	2,372	(66)	(62)	247	764	(68)	(75)
Taxation	(52)	(260)	(80)	(77)	113	(214)	n/m	n/m
Tax rate	7%	11%			-46%	28%
Profit after tax	748	2,112	(65)	(60)	360	550	(35)	(37)
Earnings per share	$0.48	$1.61	(70)	(66)	$0.23	$0.42	(45)	(46)

Table 11: Reconciliation of Reported Profit before tax to EBITDA

	H1 2022	H1 2021	% Change		Q2 2022	Q2 2021	% Change
	$m	$m	Actual	CER	$m	$m	Actual	CER
Reported Profit before tax	800	2,372	(66)	(62)	247	764	(68)	(75)
Net Finance Expense	612	602	2	9	293	319	(8)	10
Joint Ventures and Associates	5	48	(90)	(88)	(1)	44	n/m	n/m
Depreciation, Amortisation and Impairment	2,666	1,550	72	73	1,357	753	80	82
EBITDA	4,083	4,572	(11)	(8)	1,896	1,880	1	1

EBITDA of $4,083m in the half (H1 2021: $4,572m) has been negatively impacted by the $2,318m (H1 2021: $nil) unwind of inventory fair value uplift recognised on the acquisition of Alexion. EBITDA of $1,896m in the quarter (Q2 2021: $1,880m) has been negatively impacted by the $1,138m (Q2 2021: $nil) unwind of inventory fair value uplift recognised on the acquisition of Alexion. The unwind of inventory fair value is expected to depress EBITDA over the year in line with associated revenues.

[67]	Other Operating Income.

Table 12: Reconciliation of Reported to Core financial measures: H1 2022

			Intangible
			Asset
			Amortisation &	Acquisition				Core
	Reported	Restructuring	Impairments	of Alexion	Other		Core	% change
H1 2022	$m	$m	$m	$m	$m		$m	Actual		CER
Gross Profit	15,652	81	16	2,320	-		18,069	57		60
Gross Margin	69.9%						81.1%	+7	pp	+6	pp
Distribution Expense	(254)	1	-	-	-		(253)	25		32
R&D Expense	(4,679)	38	6	18	-		(4,617)	34		38
SG&A Expense	(9,521)	198	2,081	30	1,129	[68]	(6,083)	25		29
Total Operating Expense	(14,454)	237	2,087	48	1,129		(10,953)	29		33
Other Operating Income & Expense	219	(9)	-	-	-		210	(84)		(84)
Operating Profit	1,417	309	2,103	2,368	1,129		7,326	69		71
Operating Margin	6.4%						33.1%	+5	pp	+4	pp
Net Finance Expense	(612)	-	-		137		(475)	16		24
Taxation	(52)	(61)	(387)	(546)	(207)		(1,253)	n/m		n/m
EPS	$0.48	$0.16	$1.10	$1.18	$0.69		$3.61	43		44

Table 13: Reconciliation of Reported to Core financial measures: Q2 2022

			Intangible
			Asset
			Amortisation &	Acquisition			Core
	Reported	Restructuring	Impairments	of Alexion	Other	Core	% change
Q2 2022	$m	$m	$m	$m	$m	$m	Actual		CER
Gross Profit	7,773	30	8	1,139	-	8,950	48		52
Gross Margin	71.8%					82.9%	+10	pp	+8	pp
Distribution Expense	(129)	-	-	-	-	(129)	25		33
R&D Expense	(2,546)	33	75	7	-	(2,431)	35		40
SG&A Expense	(4,681)	181	983	13	367	(3,137)	27		33
Total Operating Expense	(7,356)	214	1,058	20	367	(5,697)	30		36
Other Operating Income & Expense	122	(10)	-	-	-	112	(12)		(13)
Operating Profit	539	234	1,066	1,159	367	3,365	86		87
Operating Margin	5.0%					31.2%	+9	pp	+8	pp
Net Finance Expense	(293)	-	-	-	70	(223)	1		26
Taxation	113	(46)	(196)	(266)	(86)	(481)	32		28
EPS	$0.23	$0.12	$0.56	$0.58	$0.23	$1.72	92		89

[68]

Other SG&A expense of $1,129m predominantly includes the $775m charge to provisions relating to the legal settlement with Chugai and $293m of fair value movements on contingent consideration arising from business combinations.

Profit and Loss drivers

Gross Profit

‒	The Gross Profit Margin (Reported and Core) in the half was impacted by:
-	Positive mix effects: the increased contribution from Rare Disease and Oncology medicines had a positive impact on the Gross Margin
-	Negative mix effects: sales of Vaxzevria and medicines with profit-sharing arrangements (primarily Lynparza) had a dilutive impact on the Gross Margin. In the second quarter, there was less dilution from Vaxzevria than in previous quarters, due to phasing on Vaxzevria contracts that were fulfilled in the quarter
-	Pricing pressure relating to the VBP and NRDL procurement programmes in China
‒

Reported Gross Profit was also impacted by the unwind of the fair value adjustment to Alexion inventories at the date of acquisition. The fair value uplift is expected to unwind through Reported Cost of Sales over 2022 in line with associated revenues, and in H1 2022, the impact of the fair value uplift unwind on Cost of Sales was $2,318m

‒	Currency fluctuations had a positive impact in the first half. Currency fluctuations may have a positive or negative impact on Gross Margin in future quarters
‒	Variations in Gross Margin performance between periods can be expected to continue

R&D Expense

‒	The increase in Reported and Core R&D Expense was driven by:
-	The acquisition of Alexion in July 2021
-	Recent positive data read outs for several high priority medicines that ungated late-stage Oncology trials
-	The advancement of a number of Phase II clinical development programmes in BioPharmaceuticals
-	Investment in platforms, new technology and capabilities to enhance R&D productivity
-	A one-off $89m impairment of a pre-paid asset relating to a discontinued collaboration with an external partner
‒	Reported R&D Expense in H1 2022 was also impacted by intangible asset impairment reversals

SG&A Expense

‒	The increase in Reported and Core SG&A Expense was driven by:
‒	The acquisition of Alexion
‒	Market development activities for recent launches, including Evusheld
‒	Reported SG&A Expense was also impacted by amortisation of intangible assets related to the Alexion acquisition and a $775m legal settlement with Chugai

Other Operating Income

‒	Other Operating Income of $219m consisted primarily of royalties and disposal proceeds on small divestments, including the divestment of rights to Plendil in the second quarter
‒

In H1 2021, Other Operating Income of $1,308m included $776m of divestment gains from AstraZeneca’s share of Viela Bio, Inc. and $309m from the commercial rights to Crestor in over 30 countries in Europe (excluding UK and Spain)

Net Finance Expense

‒	The increase in Net Finance Expense in the half was driven by financing costs on debt for the Alexion transaction, increased interest on tax, and currency fluctuations

Taxation

‒

Reported Tax rate is lower than H1 2021 and Core Tax rate is higher than  H1 2021. Reported tax rate is lower due to impact of non-core charges on the level of Reported Profit Before Tax in H1 2022 and both Reported and Core Tax rates were impacted by one-off items in 2021, including the non-taxable gain on the divestment of Viela and updates to estimates of prior period tax liabilities following settlements with tax authorities

‒

The net cash paid for the half was $1,006m (H1 2021: $869m) representing 126% of Reported Profit Before Tax (H1 2021: 37%). The cash tax rate increased due to the impact of Non-core charges on the level of Reported Profit Before Tax and effects of US rules around deferral of tax relief on R&D costs

‒

The Reported Tax rate of 7% was lower than Core Tax rate of 18% due to the impact of Non-Core charges on the level of Reported Profit Before Tax. Q2 2022 Reported and Core Tax rates also benefited from the geographical mix of profits and favourable adjustments to prior year tax liabilities in a number of major jurisdictions in the quarter

‒

On 20 July 2022, the UK Government issued draft legislation in relation to the new global minimum tax framework, expected to be brought into effect in the UK from 2024. The Company is currently assessing potential impact of these draft rules upon its financial statements.

Dividend

‒	Interim dividend declared of $0.93 (76.4 pence, 9.49 SEK) per ordinary share

Table 14: Cash Flow summary

	H1 2022	H1 2021	Change
	$m	$m	$m
Reported Operating Profit	1,417	3,022	(1,605)
Depreciation, Amortisation and Impairment	2,666	1,550	1,116
Decrease in Working Capital and Short-term Provisions	2,391	857	1,534
Gains on Disposal of Intangible Assets	(81)	(354)	273
Gains on Disposal of Investments in Associates and Joint Ventures	-	(776)	776
Fair value movements on contingent consideration arising from business combinations	293	82	211
Non-Cash and Other Movements	(814)	(363)	(451)
Interest Paid	(386)	(323)	(63)
Taxation Paid	(1,006)	(869)	(137)
Net Cash Inflow from Operating Activities	4,480	2,826	1,654
Net Cash Inflow before Financing Activities	3,512	3,145	367
Net Cash (Outflow)/Inflow from Financing Activities	(5,035)	4,558	(9,593)

The increase in Net Cash Inflow from Operating Activities of $1,654m primarily reflected an underlying improvement in business performance, including the contribution from Alexion.

The Reported Operating Profit of $1,417m in the period includes a negative impact of $2,318m relating to the unwind of the inventory fair value uplift recognised on the acquisition of Alexion. This is offset by a corresponding item (positive impact of $2,318m) in Decrease in Working Capital and Short-term Provisions. Overall, the unwind of the fair value uplift has no impact on Net Cash Inflow from Operating Activities.

The change in Working Capital and Short-term Provisions of $1,534m, whilst being positively impacted by the aforementioned inventory fair value uplift unwind, has been adversely impacted by the reduction of Vaxzevria working capital balances predominantly within Trade and other payables.

Capital Expenditure

Capital Expenditure amounted to $472m in the half (H1 2021: $508m). The Company anticipates an increase in Capital Expenditure relative to FY 2021, partly driven by an expansion in its capacity for growth and the acquisition of Alexion.

Table 15: Net Debt summary

	At 30	At 31	At 30
	Jun 2022	Dec 2021	Jun 2021
	$m	$m	$m
Cash and cash equivalents	4,817	6,329	15,567
Other investments	70	69	62
Cash and investments	4,887	6,398	15,629
Overdrafts and short-term borrowings	(747)	(387)	(560)
Lease liabilities	(905)	(987)	(690)
Current instalments of loans	(1,415)	(1,273)	(2,136)
Non-current instalments of loans	(26,461)	(28,134)	(24,109)
Interest-bearing loans and borrowings (Gross Debt)	(29,528)	(30,781)	(27,495)
Net derivatives	(48)	61	145
Net Debt	(24,689)	(24,322)	(11,721)

Net Debt increased by $367m in the half to $24,689m. Details of the committed undrawn bank facilities are disclosed within the going concern section of Note 1. Details of the Company’s solicited credit ratings are disclosed in Note 3.

Capital allocation

The Board’s aim is to continue to strike a balance between the interests of the business, financial creditors and the Company’s shareholders. The Company’s capital allocation priorities include investing in the business and pipeline, maintaining a strong, investment-grade credit rating, potential value-enhancing business development opportunities, and supporting the progressive dividend policy.

In approving the declaration of dividends, the Board considers both the liquidity of the company and the level of reserves legally available for distribution. Dividends are paid to shareholders from AstraZeneca PLC, a Group holding company with no direct operations. The ability of AstraZeneca PLC to make shareholder distributions is dependent on the creation of profits for distribution and the receipt of funds from subsidiary companies. The consolidated Group reserves set out in the Condensed consolidated statement of financial position do not reflect the profit available for distribution to the shareholders of AstraZeneca PLC.

Summarised financial information for guarantee of securities of subsidiaries

AstraZeneca Finance LLC (“AstraZeneca Finance”) is the issuer of 0.700% Notes due 2024, 1.200% Notes due 2026, 1.750% Notes due 2028 and 2.250% Notes due 2031 (the “AstraZeneca Finance Notes”). Each series of AstraZeneca Finance Notes has been fully and unconditionally guaranteed by AstraZeneca PLC. AstraZeneca Finance is 100% owned by AstraZeneca PLC and each of the guarantees by AstraZeneca PLC is full and unconditional and joint and several.

The AstraZeneca Finance Notes are senior unsecured obligations of AstraZeneca Finance and rank equally with all of AstraZeneca Finance’s existing and future senior unsecured and unsubordinated indebtedness. The guarantee by AstraZeneca PLC of the AstraZeneca Finance Notes is the senior unsecured obligation of AstraZeneca PLC and ranks equally with all of AstraZeneca PLC’s existing and future senior unsecured and unsubordinated indebtedness. Each guarantee by AstraZeneca PLC is effectively subordinated to any secured indebtedness of AstraZeneca PLC to the extent of the value of the assets securing such indebtedness. The AstraZeneca Finance Notes are structurally subordinated to indebtedness and other liabilities of the subsidiaries of AstraZeneca PLC, none of which guarantee the AstraZeneca Finance Notes.

AstraZeneca PLC manages substantially all of its operations through divisions, branches and/or investments in subsidiaries and affiliates. Accordingly, the ability of AstraZeneca PLC to service its debt and guarantee obligations is also dependent upon the earnings of its subsidiaries, affiliates, branches and divisions, whether by dividends, distributions, loans or otherwise.

Please refer to the consolidated financial statements of AstraZeneca PLC in our Annual Report on Form 20-F and reports on Form 6-K with our quarterly financial results as filed or furnished with the SEC for further financial information regarding AstraZeneca PLC and its consolidated subsidiaries. For further details, terms and conditions of the AstraZeneca Finance Notes please refer to AstraZeneca PLC’s Form 6-K furnished to the SEC on 28 May 2021.

Pursuant to Rule 13-01 and Rule 3-10 of Regulation S-X under the Securities Act of 1933, as amended (the “Securities Act”), we present below the summary financial information for AstraZeneca PLC, as Guarantor, excluding its consolidated subsidiaries, and AstraZeneca Finance, as the issuer, excluding its consolidated subsidiaries. The following summary financial information of AstraZeneca PLC and AstraZeneca Finance is presented on a combined basis and transactions between the combining entities have been eliminated. Financial information for non-guarantor entities has been excluded. Intercompany balances and transactions between the obligor group and the non-obligor subsidiaries are presented on separate lines.

Table 16: Obligor group summarised Statement of comprehensive income

	H1 2022	H1 2021
	$m	$m
Total revenue	-	-
Gross profit	-	-
Operating loss	(2)	(43)
Loss for the period	(275)	(336)
Transactions with subsidiaries that are not issuers or guarantors	331	2,582

Table 17: Obligor group summarised Statement of financial position information

	At 30 Jun 2022	At 30 Jun 2021
	$m	$m
Current assets	7	7
Non-current assets	-	4
Current liabilities	(1,838)	(2,341)
Non-current liabilities	(23,994)	(23,808)
Amounts due from subsidiaries that are not issuers or guarantors	7,459	15,039
Amounts due to subsidiaries that are not issuers or guarantors	(295)	(295)

Foreign exchange

The Company’s transactional currency exposures on working-capital balances, which typically extend for up to three months, are hedged where practicable using forward foreign-exchange contracts against the individual companies’ reporting currency. Foreign-exchange gains and losses on forward contracts for transactional hedging are taken to profit or loss. In addition, the Company’s external dividend payments, paid principally in pounds sterling and Swedish krona, are fully hedged from announcement to payment date.

Table 18: Currency sensitivities

The Company provides the following currency-sensitivity information:

				Annual impact of 5%
		Exchange		strengthening in exchange
		rates versus USD		rate versus USD ($m)[69]
						Core
					Total	Operating
Currency	Primary Relevance	FY 2021[70]	30 Jun 2022[71]	% Change	Revenue	Profit
CNY	Total Revenue	6.43	6.70	(4)	277	158
EUR	Total Revenue	0.85	0.96	(12)	317	160
JPY	Total Revenue	109.83	136.34	(19)	229	158
Other[72]					420	196
GBP	Operating Expense	0.73	0.82	(12)	61	(93)
SEK	Operating Expense	8.58	10.26	(16)	6	(82)

[69]	Based on best prevailing assumptions around currency profiles.
[70]	Based on average daily spot rates in FY 2021.
[71]	Spot rates on 30 June 2022.
[72]	Other currencies include AUD, BRL, CAD, KRW and RUB.

Sustainability

Since the last quarterly report, AstraZeneca:

Access to healthcare

-	Expanded the Healthy Heart Africa programme into Rwanda in collaboration with the Rwanda Ministry of Health and PATH, the programme implementing partner
-	Launched a collaboration with the Kenya Ministry of Health and Amref Health Africa to deploy mobile clinics to bring COVID-19 vaccines and non-communicable disease awareness to hard-to-reach communities across Kenya
-	Joined EDISON Alliance’s One Billion Lives Challenge, to improve access to innovative and scalable digital health solutions by 2025. As part of the Challenge, AstraZeneca aims to screen five million patients for lung cancer using AI-based technology, in collaboration with Qure.ai
-	Expanded its in-depth health system research as part of the Partnership for Health System Resilience and Sustainability into 13 new countries (now 21 in total), with Japan and Greece being the first Phase 2 countries to announce their research results
-	Announced findings from Young Health Programme-funded research by RTI International that shows for every $1 invested in evidence-based interventions to prevent and treat mental health issues among adolescents, $24 in health and economic benefits would be returned to the global economy over 80 years
-	Also, analysis from health analytics firm Airfinity showed that the AstraZeneca COVID-19 Vaccine helped save over six million lives during the period 8 December 2020 to 8 December 2021

Environmental protection

-	Continued to progress conversion of its fleet to electric/hybrid vehicles, currently at 59%
-	Confirmed collaboration with the WHO-led Alliance for Transformative Action of Climate and Health, to share recommendations with governments on how to deliver low-carbon, climate resilient healthcare
-	Wrote, together with SMI[73] Health Systems Taskforce, an editorial calling for the healthcare sector to consider what it can contribute to decarbonisation
-	Reinforced its commitment to reforestation through tree planting at sites around the world, including Algeria, Canada, Ghana, Greece, India, Libya and the US
-	Also, the ground source heat pump at AstraZeneca’s Discovery Centre in Cambridge, one of the largest in the UK, became the first of its kind to be independently certified as a source of renewable heat by the UK Government

Ethics and transparency

-	Contributed to a study by the Tufts Center for the Study of Drug Development on clinical trial diversity
-	Revised sustainability standards in the Company’s Expectations of Third Parties
[73]	Sustainable Markets Initiative.

-	Celebrated Pride Month with activities across the world focused on allyship and education to promote progression towards LGBTQIA+ rights and equality
-	Was recognised by Diversity Inc in the ‘Top 50 Companies for Diversity’ list, for the third successive year
-	Was recognised as a 2022 Gold Top Global for Supplier Diversity & Inclusion Champion by WEConnect International
-	Was awarded the EcoVadis Silver Medal for the second time, in recognition of the quality of the company’s sustainability management system

Research and development

This section covers R&D events and milestones that have occurred since the prior results announcement.

A comprehensive view of AstraZeneca’s pipeline of medicines in human trials can be found in the latest clinical trials appendix, available on www.astrazeneca.com/investor-relations. The clinical trials appendix includes tables with details of the ongoing clinical trials for AstraZeneca medicines and new molecular entities in the pipeline.

Oncology

AstraZeneca presented new data across its diverse portfolio of cancer medicines at the ASCO74 Annual Meeting, underscoring its ambition to redefine cancer care. More than 100 abstracts featured 18 approved and potential new medicines across the Company’s industry-leading oncology portfolio, including one plenary presentation and nine oral presentations.

Significant new trials in Oncology initiated during the period included ADAURA2, a Phase III trial of Tagrisso in Stage IA2 to IA3 NSCLC after complete resection, TROPION-Breast02, a Phase III trial of datopotamab deruxtecan in patients with previously untreated locally recurrent inoperable or metastatic TNBC not eligible to receive PD-175/PD-L176 inhibitor therapy; and CAPItello-280, a Phase III trial of capivasertib in combination with docetaxel in participants with metastatic castrate-resistant prostate cancer.

Imfinzi

During the period, the Company received US regulatory submission acceptance with Priority Review for Imfinzi in combination with chemotherapy for the treatment of locally advanced or metastatic biliary tract cancer. The regulatory submission was based on positive results from the TOPAZ-1 Phase III trial. The PDUFA77 date78 is anticipated to be during the third quarter of 2022.

In June 2022, positive high-level results from a planned interim analysis of the AEGEAN Phase III trial showed treatment with AstraZeneca’s Imfinzi in combination with neoadjuvant chemotherapy before surgery demonstrated a statistically significant and meaningful improvement in pathologic complete response compared to neoadjuvant chemotherapy alone for patients with resectable NSCLC. A statistically significant improvement in major pathologic response was also observed. The trial will continue as planned to assess the additional primary endpoint of event-free survival to which the Company, investigators and participants remain blinded.

[74]	American Society of Clinical Oncology.
[75]	Programmed cell death protein 1.
[76]	Programmed death-ligand 1.
[77]	Prescription Drug User Fee Act.
[78]	The PDFUA date is the day the US FDA targets for regulatory decision.

In July 2022, Imfinzi was assigned category 1 status in the US NCCN79 guidelines for the 1st-line treatment of patients with biliary tract cancer, based on the results from the TOPAZ-1 Phase III trial.

Lynparza

During the period, AstraZeneca and MSD’s Lynparza was recommended for marketing authorisation in the EU as monotherapy or in combination with endocrine therapy for the adjuvant treatment of adult patients with germline BRCA1/2 mutations who have HER2-negative high-risk early breast cancer previously treated with neoadjuvant or adjuvant chemotherapy, by the Committee for CHMP of the EMA, based on the results of the OlympiA Phase III trial.

In July 2022, AstraZeneca and MSD received notification from an Independent Data Monitoring Committee that data from a pre-specified interim efficacy analysis of the LYNK-003 Phase III trial of Lynparza in patients with unresectable or metastatic colorectal cancer was unlikely to demonstrate a benefit to patients and recommended that the trial be discontinued. Accordingly, MSD announced that the trial would stop for futility.

Calquence

In June 2022, at the aforementioned ASCO Annual Meeting, updated results from the ELEVATE-TN Phase III trial showed Calquence maintained a statistically significant PFS80 benefit versus chlorambucil plus obinutuzumab and a safety and tolerability profile consistent with the known profile for Calquence at a median follow up of approximately five years in combination and as a monotherapy in CLL. Results also showed longer OS81 for Calquence combined with obinutuzumab compared with chlorambucil combined with obinutuzumab in previously untreated adults with CLL.

Separately, follow-up data from the ASCEND Phase III trial showed Calquence demonstrated a sustained PFS benefit at four years based on investigator assessment compared with investigator’s choice of rituximab combined with either idelalisib or bendamustine in adults with relapsed or refractory CLL.

Enhertu

In May 2022, AstraZeneca and Daiichi Sankyo’s Enhertu was approved in the US for the treatment of patients with unresectable or metastatic HER2-positive breast cancer who have received a prior anti-HER2-based regimen either in the metastatic setting, or in the neoadjuvant or adjuvant setting and have developed disease recurrence during or within six months of completing therapy. The approval by the US FDA82 was based on positive results from the DESTINY-Breast03 Phase III trial.

In July 2022, Enhertu was approved for use in the EU as a monotherapy for the treatment of adult patients with unresectable or metastatic HER2-positive breast cancer who have received one or more prior anti-HER2-based regimens. The approval followed the EMA’s positive CHMP opinion based on the results from DESTINY-Breast03 Phase III trial.

At this year’s ASCO Annual Meeting, results from the DESTINY-Breast04 Phase III trial were presented during the Plenary Session. Enhertu demonstrated superior and clinically meaningful PFS and OS in previously treated patients with HER2-low unresectable and/or metastatic breast cancer with HR-positive or HR-negative disease versus standard of care physician’s choice of chemotherapy. Results were simultaneously published in The New England Journal of Medicine.

Soon after the presentation of these data, Enhertu was assigned category 1 status in the US NCCN guidelines for the treatment of patients with (HR-positive and HR-negative) tumours that are HER2-low, who have received at least one prior line of chemotherapy for metastatic disease and, where the tumour is HR-positive, are refractory to endocrine therapy. In July, ASCO guidelines were updated to recommend Enhertu in the same setting.

[79]	National Comprehensive Cancer Network.
[80]	Progression free survival.
[81]	Overall survival.
[82]	US Food and Drug Agency

During the period, based on the results of the DESTINY-Breast04 Phase III trial, AstraZeneca and Daiichi Sankyo received US regulatory submission acceptance with Priority Review, EU regulatory submission acceptance, and completed regulatory submission in Japan.

Camizestrant

During the period, the US FDA granted Fast Track Designation to camizestrant in combination with palbociclib or abemaciclib in the treatment of in patients with HR-positive/HER2-negative metastatic breast cancer with detectable ESR183 mutations who have not experienced disease progression on first-line therapy (SERENA-6).

BioPharmaceuticals - CVRM

Brilinta

During the period, AstraZeneca withdrew Brilinta’s regulatory submission in China to prevent acute ischaemic stroke or TIA84. The submission was based on the THALES Phase III trial where Brilinta plus aspirin significantly reduced the rate of stroke and death compared to aspirin alone in patients with acute ischaemic stroke or TIA. Brilinta was approved in the US in the aforementioned indication in November 2020.

Farxiga

In May 2022, the Company announced positive high-level results from the DELIVER Phase III trial where Farxiga showed a statistically significant and clinically meaningful reduction in the primary endpoint of cardiovascular death or worsening heart failure. The trial was conducted in patients with heart failure with mildly reduced or preserved ejection fraction, defined as left ventricular ejection fraction greater than 40%.

Bydureon

During the period, AstraZeneca received a marketing extension in the EU for Bydureon BCise to include the treatment of type-2 diabetes in children and adolescents aged 10 years and above.

Eplontersen

In June 2022, AstraZeneca and Ionis Pharmaceuticals, Inc. announced positive high-level results from the NEURO-TTRansform Phase III trial for eplontersen in patients with hereditary transthyretin-mediated amyloid polyneuropathy. In the trial, eplontersen reached a statistically significant and clinically meaningful change from baseline for its co-primary endpoint of percent change in serum TTR85 concentration, reducing TTR protein production. Eplontersen also reached its co-primary endpoint of change from baseline in the modified Neuropathy Impairment Score +7, a measure of neuropathic disease progression, versus the external placebo group. The secondary endpoint of change from baseline in the Norfolk Quality of Life Questionnaire-Diabetic Neuropathy was also met, showing that treatment with eplontersen significantly improved patient-reported quality of life versus the external placebo group.

[83]	Oestrogen Receptor 1 gene.
[84]	Transient ischaemic attack of stroke.
[85]	Transthyretin.

BioPharmaceuticals – R&I

During the period the Company initiated IRIS, a Phase III trial of Saphnelo in lupus nephritis.

Tezspire

In July 2022, Tezspire was recommended for approval in the EU by the CHMP for the treatment of severe asthma. Tezspire is the first and only biologic approved in a broad population of severe asthma irrespective of biomarker status.

The GINA86 severe asthma guidelines were updated during the period, to include anti-TSLP, as an add-on biologic therapy for patients 12 years and over with severe asthma.

PT027

In May 2022, full results from the Phase III MANDALA trial were published in The New England Journal of Medicine and presented along with results from the Phase III DENALI trial at the American Thoracic Society International Conference. The use of PT027, a novel fixed-dose combination of albuterol and budesonide, as an as-needed rescue medicine significantly reduced the risk of severe exacerbation by 27% in patients with asthma, compared with albuterol alone.

BioPharmaceuticals – V&I

Evusheld

Detailed results published in The Lancet Respiratory Medicine from the Phase III TACKLE outpatient treatment trial showed that Evusheld provided clinically and statistically significant protection against progression to severe COVID-19 or death from any cause compared to placebo, with treatment with Evusheld earlier in the disease course leading to more favourable outcomes.

A single 600mg intramuscular dose of Evusheld significantly reduced the relative risk of progressing to severe COVID-19 or death (from any cause) by 50% through Day 29 compared to placebo in non-hospitalised patients with mild-to-moderate COVID-19 who were symptomatic for seven days or less, the trial’s primary endpoint. In pre-specified analyses of participants who received treatment within three days of symptom onset, Evusheld reduced the risk of developing severe COVID-19 or death (from any cause) by 88% compared to placebo, and the risk reduction was 67% when participants received Evusheld within five days of symptom onset.

Preclinical pseudovirus assay data from the University of Oxford, published in Cell, demonstrated that Evusheld retains neutralisation activity against the Omicron BA.4 and BA.5 variants.

Nirsevimab

Results from a pre-specified pooled analysis of the pivotal Phase III/IIb MELODY trial presented at the European Society for Paediatric Infectious Diseases meeting showed that nirsevimab demonstrated efficacy (relative risk reduction versus placebo) of 79.5% against medically-attended LRTI87, such as bronchiolitis or pneumonia, caused by RSV in infants born at term or preterm entering their first RSV season. The pooled analysis evaluated healthy preterm and term infants who received the optimised dose of nirsevimab compared to placebo through Day 151 and showed efficacy of 77.3% against RSV LRTI hospitalisations.

[86]	Global Initiative for Asthma.
[87]	Lower respiratory tract infection.

Vaxzevria

In May 2022, Vaxzevria was granted EMA approval for use in the EU as a third dose booster in adults.

Airfinity, the provider of global real-time health intelligence, has analysed data from Imperial College, London, and estimates that Vaxzevria saved over six million lives during the period 8 December 2020 to 8 December 2021. The data from Imperial College was published in The Lancet in June 2022.

Vaxzevria was found to be 73% effective at preventing Omicron-related infections after a fourth dose in a real-world evidence study by Chiang Mai University in Thailand.

Rare Disease

Ultomiris

In May 2022, the Company announced results of the CHAMPION-NMOSD Phase III trial demonstrating Ultomiris achieved a statistically significant and clinically meaningful reduction in the risk of relapse in adults with anti-aquaporin-4 antibody-positive NMOSD compared to the external placebo arm. Ultomiris met primary endpoint of time to first on-trial relapse and as confirmed by an independent adjudication committee; notably, zero adjudicated relapses were observed over a median treatment duration of 73 weeks.

Ultomiris also received regulatory submission acceptance in China for the treatment of gMG, as well as positive CHMP opinion in the EU as an add-on to standard therapy for the treatment of adult patients with gMG. The regulatory submission were based on positive results from the CHAMPION-MG Phase III trial. Additionally, Ultomiris subcutaneous formulation received regulatory approval in the US for the treatment of PNH and aHUS.

Koselugo

Koselugo was granted Priority Review in China for the treatment of NF1-PN in children 2 years old or over.

ALXN1840

In June 2022, Results from the FoCus Phase III trial in Wilson disease were presented at the 2022 International Liver Congress. The detailed results showed ALXN1840, a novel once-daily oral medicine, met its primary endpoint, demonstrating three-times greater copper mobilisation from tissues compared to standard of care, including in patients who had been treated previously for an average of 10 years. Patients taking ALXN1840 experienced rapid copper mobilisation, with a response at four weeks and sustained through 48 weeks.

Interim financial statements

Table 19: Condensed consolidated statement of comprehensive income - H1 2022

For the half year ended 30 June	2022	2021
	$m	$m
Total Revenue	22,161	15,540
Product Sales	21,610	15,302
Collaboration Revenue	551	238
Cost of Sales	(6,509)	(4,055)
Gross profit	15,652	11,485
Distribution expense	(254)	(202)
Research and development expense	(4,679)	(3,542)
Selling, general and administrative expense	(9,521)	(6,027)
Other operating income and expense	219	1,308
Operating profit	1,417	3,022
Finance income	35	27
Finance expense	(647)	(629)
Share of after tax losses in associates and joint ventures	(5)	(48)
Profit before tax	800	2,372
Taxation	(52)	(260)
Profit for the period	748	2,112

Other comprehensive (loss)/income
Items that will not be reclassified to profit or loss
Remeasurement of the defined benefit pension liability	1,031	692
Net losses on equity investments measured at fair value through other comprehensive income	(12)	(27)
Fair value movements related to own credit risk on bonds designated as fair value through profit or loss	2	2
Tax on items that will not be reclassified to profit or loss	(275)	52
	746	719
Items that may be reclassified subsequently to profit or loss
Foreign exchange arising on consolidation	(1,326)	59
Foreign exchange arising on designated borrowings in net investment hedges	(195)	(230)
Fair value movements on cash flow hedges	(138)	(59)
Fair value movements on cash flow hedges transferred to profit or loss	131	73
Fair value movements on derivatives designated in net investment hedges	34	7
Costs of hedging	(13)	(2)
Tax on items that may be reclassified subsequently to profit or loss	46	18
	(1,461)	(134)
Other comprehensive (loss)/income, net of tax	(715)	585
Total comprehensive income for the period	33	2,697
Profit attributable to:
Owners of the Parent	746	2,111
Non-controlling interests	2	1
	748	2,112
Total comprehensive income attributable to:
Owners of the Parent	33	2,696
Non-controlling interests	-	1
	33	2,697
Basic earnings per $0.25 Ordinary Share	$0.48	$1.61
Diluted earnings per $0.25 Ordinary Share	$0.48	$1.60
Weighted average number of Ordinary Shares in issue (m)	1,548	1,312
Diluted weighted average number of Ordinary Shares in issue (m)	1,561	1,319

Table 20: Condensed consolidated statement of comprehensive income – Q2 2022

For the quarter ended 30 June	Unreviewed[88]	Unreviewed
	2022	2021
	$m	$m
Total Revenue	10,771	8,220
Product Sales	10,630	8,045
Collaboration Revenue	141	175
Cost of Sales	(2,998)	(2,191)
Gross profit	7,773	6,029
Distribution expense	(129)	(103)
Research and development expense	(2,546)	(1,829)
Selling, general and administrative expense	(4,681)	(3,098)
Other operating income and expense	122	128
Operating profit	539	1,127
Finance income	18	7
Finance expense	(311)	(326)
Share of after tax losses in associates and joint ventures	1	(44)
Profit before tax	247	764
Taxation	113	(214)
Profit for the period	360	550

Other comprehensive (loss)/income
Items that will not be reclassified to profit or loss
Remeasurement of the defined benefit pension liability	696	211
Net (losses)/gains on equity investments measured at fair value through other comprehensive income	(30)	81
Fair value movements related to own credit risk on bonds designated as fair value through profit or loss	2	1
Tax on items that will not be reclassified to profit or loss	(181)	146
	487	439
Items that may be reclassified subsequently to profit or loss
Foreign exchange arising on consolidation	(1,107)	166
Foreign exchange arising on designated borrowings in net investment hedges	(163)	72
Fair value movements on cash flow hedges	(143)	27
Fair value movements on cash flow hedges transferred to profit or loss	120	(48)
Fair value movements on derivatives designated in net investment hedges	42	(6)
Costs of hedging	(13)	(1)
Tax on items that may be reclassified subsequently to profit or loss	45	(8)
	(1,219)	202
Other comprehensive (loss)/income, net of tax	(732)	641
Total comprehensive (loss)/income for the period	(372)	1,191
Profit attributable to:
Owners of the Parent	360	550
Non-controlling interests	-	-
	360	550
Total comprehensive (loss)/income attributable to:
Owners of the Parent	(372)	1,190
Non-controlling interests	-	1
	(372)	1,191
Basic earnings per $0.25 Ordinary Share	$0.23	$0.42
Diluted earnings per $0.25 Ordinary Share	$0.23	$0.42
Weighted average number of Ordinary Shares in issue (m)	1,549	1,312
Diluted weighted average number of Ordinary Shares in issue (m)	1,560	1,318

88  The Q2 2022 and Q2 2021 information in respect of the three months ended 30 June 2022 and 30 June 2021 respectively included in the Interim financial statements has not been reviewed by PricewaterhouseCoopers LLP.

Table 21: Condensed consolidated statement of financial position

	Reviewed[89]	Audited	Reviewed
	At 30 Jun	At 31 Dec	At 30 Jun
	2022	2021	2021
	$m	$m	$m
Assets
Non-current assets
Property, plant and equipment	8,722	9,183	8,357
Right-of-use assets	905	988	674
Goodwill	19,821	19,997	11,798
Intangible assets	39,900	42,387	20,006
Investments in associates and joint ventures	56	69	48
Other investments	1,124	1,168	1,072
Derivative financial instruments	113	102	124
Other receivables	881	895	565
Deferred tax assets	4,140	4,330	3,723
	75,662	79,119	46,367
Current assets
Inventories	6,220	8,983	4,762
Trade and other receivables	8,908	9,644	6,356
Other investments	70	69	62
Derivative financial instruments	109	83	41
Intangible assets	89	105	-
Income tax receivable	704	663	486
Cash and cash equivalents	4,817	6,329	15,567
Assets held for sale	-	368	-
	20,917	26,244	27,274
Total assets	96,579	105,363	73,641
Liabilities
Current liabilities
Interest-bearing loans and borrowings	(2,162)	(1,660)	(2,696)
Lease liabilities	(220)	(233)	(198)
Trade and other payables	(17,821)	(18,938)	(17,729)
Derivative financial instruments	(90)	(79)	(17)
Provisions	(541)	(768)	(802)
Income tax payable	(981)	(916)	(780)
	(21,815)	(22,594)	(22,222)
Non-current liabilities
Interest-bearing loans and borrowings	(26,461)	(28,134)	(24,109)
Lease liabilities	(685)	(754)	(492)
Derivative financial instruments	(180)	(45)	(3)
Deferred tax liabilities	(5,275)	(6,206)	(2,927)
Retirement benefit obligations	(1,310)	(2,454)	(2,383)
Provisions	(892)	(956)	(620)
Other payables	(4,010)	(4,933)	(5,192)
	(38,813)	(43,482)	(35,726)
Total liabilities	(60,628)	(66,076)	(57,948)
Net assets	35,951	39,287	15,693
Equity
Capital and reserves attributable to equity holders of the Parent
Share capital	387	387	328
Share premium account	35,134	35,126	7,980
Other reserves	2,068	2,045	2,033
Retained earnings	(1,657)	1,710	5,335
	35,932	39,268	15,676
Non-controlling interests	19	19	17
Total equity	35,951	39,287	15,693

89  The Condensed consolidated statement of financial position as at 30 June 2022 and 30 June 2021 has been reviewed by PricewaterhouseCoopers LLP. The Condensed consolidated statement of financial position as at 31 December 2021 has been audited by PricewaterhouseCoopers LLP.

Table 22: Condensed consolidated statement of changes in equity

					Total
		Share			attributable	Non-
	Share	premium	Other	Retained	to owners	controlling	Total
	capital	account	reserves	earnings	of the parent	interests	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2021	328	7,971	2,024	5,299	15,622	16	15,638
Profit for the period	-	-	-	2,111	2,111	1	2,112
Other comprehensive income	-	-	-	585	585	-	585
Transfer to other reserves	-	-	9	(9)	-	-	-
Transactions with owners:
Dividends	-	-	-	(2,490)	(2,490)	-	(2,490)
Issue of Ordinary Shares	-	9	-	-	9	-	9
Share-based payments charge for the period	-	-	-	160	160	-	160
Settlement of share plan awards	-	-	-	(321)	(321)	-	(321)
Net movement	-	9	9	36	54	1	55
At 30 Jun 2021	328	7,980	2,033	5,335	15,676	17	15,693

					Total
		Share			attributable	Non-
	Share	premium	Other	Retained	to owners	controlling	Total
	capital	account	reserves	earnings	of the parent	interests	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2022	387	35,126	2,045	1,710	39,268	19	39,287
Profit for the period	-	-	-	746	746	2	748
Other comprehensive loss	-	-	-	(713)	(713)	(2)	(715)
Transfer to other reserves	-	-	23	(23)	-	-	-
Transactions with owners:
Dividends	-	-	-	(3,046)	(3,046)	-	(3,046)
Issue of Ordinary Shares	-	8	-	-	8	-	8
Share-based payments charge for the period	-	-	-	346	346	-	346
Settlement of share plan awards	-	-	-	(677)	(677)	-	(677)
Net movement	-	8	23	(3,367)	(3,336)	-	(3,336)
At 30 Jun 2022	387	35,134	2,068	(1,657)	35,932	19	35,951

Table 23: Condensed consolidated statement of cash flows

For the half year ended 30 June	2022	2021
	$m	$m
Cash flows from operating activities
Profit before tax	800	2,372
Finance income and expense	612	602
Share of after tax losses of associates and joint ventures	5	48
Depreciation, amortisation and impairment	2,666	1,550
Decrease in working capital and short-term provisions	2,391	857
Gains on disposal of intangible assets	(81)	(354)
Gains on disposal of investments in associates and joint ventures	-	(776)
Fair value movements on contingent consideration arising from business combinations	293	82
Non-cash and other movements	(814)	(363)
Cash generated from operations	5,872	4,018
Interest paid	(386)	(323)
Tax paid	(1,006)	(869)
Net cash inflow from operating activities	4,480	2,826
Cash flows from investing activities
Payments upon vesting of employee share awards attributable to business combinations	(158)	-
Payment of contingent consideration from business combinations	(367)	(309)
Purchase of property, plant and equipment	(472)	(508)
Disposal of property, plant and equipment	-	4
Purchase of intangible assets	(434)	(314)
Disposal of intangible assets and assets held for sale	442	573
Purchase of non-current asset investments	(28)	(10)
Disposal of non-current asset investments	35	-
Movement in short-term investments, fixed deposits and other investing instruments	9	135
Payments to associates and joint ventures	(5)	(55)
Disposal of investments in associates and joint ventures	-	776
Interest received	10	27
Net cash (outflow)/inflow from investing activities	(968)	319
Net cash inflow before financing activities	3,512	3,145
Cash flows from financing activities
Proceeds from issue of share capital	8	9
Repayment of loans and borrowings	(1,257)	(611)
Issue of loans	-	7,944
Dividends paid	(2,971)	(2,469)
Hedge contracts relating to dividend payments	(77)	(22)
Repayment of obligations under leases	(134)	(111)
Movement in short-term borrowings	316	(182)
Payment of Acerta Pharma share purchase liability	(920)	-
Net cash (outflow)/inflow from financing activities	(5,035)	4,558
Net (decrease)/increase in cash and cash equivalents in the period	(1,523)	7,703
Cash and cash equivalents at the beginning of the period	6,038	7,546
Exchange rate effects	(35)	(52)
Cash and cash equivalents at the end of the period	4,480	15,197
Cash and cash equivalents consist of:
Cash and cash equivalents	4,817	15,567
Overdrafts	(337)	(370)
	4,480	15,197

Responsibility statement of the directors in respect of the half-yearly financial report

We confirm that to the best of our knowledge:

‒	the condensed consolidated Interim financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB), IAS 34 as adopted by the European Union and UK-adopted IAS 34;
‒	the half-yearly management report gives a true and fair view of the assets, liabilities, financial position and profit or loss of the company;
‒	the half-yearly management report includes a fair review of the information required by:
a)	DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed consolidated Interim financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and
b)	DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the enterprise during that period; and any changes in the related party transactions described in the last annual report that could do so.

The Board

The Board of Directors that served during all or part of the six month period to 30 June 2022 and their respective responsibilities can be found on the Leadership team section of astrazeneca.com.

Approved by the Board and signed on its behalf by

Pascal Soriot

Chief Executive Officer

29 July 2022

Independent review report to AstraZeneca PLC

Report on the condensed consolidated interim financial statements

Our conclusion

We have reviewed AstraZeneca PLC’s condensed consolidated interim financial statements (the “Interim financial statements”) in the half-yearly financial report of AstraZeneca PLC for the 6 month period ended 30 June 2022 (the “period”).

Based on our review, nothing has come to our attention that causes us to believe that the Interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34, 'Interim Financial Reporting' (IAS 34), as issued by the International Accounting Standards Board (IASB), IAS 34 as adopted by the European Union and  UK-adopted IAS 34, and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

The Interim financial statements comprise:

‒	the Condensed consolidated statement of comprehensive income for the period then ended – H1 2022;
‒	the Condensed consolidated statement of financial position as at 30 June 2022;
‒	the Condensed consolidated statement of changes in equity for the period then ended;
‒	the Condensed consolidated statement of cash flows for the period then ended; and
‒	the explanatory notes to the Interim financial statements.

The Interim financial statements included in the half-yearly financial report of AstraZeneca PLC have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting' (IAS 34), as issued by the International Accounting Standards Board (IASB), IAS 34 as adopted by the European Union and UK-adopted IAS 34, and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

Basis for conclusion

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Financial Reporting Council for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the Interim financial statements.

Conclusions relating to going concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed. This conclusion is based on the review procedures performed in accordance with this ISRE. However, future events or conditions may cause the group to cease to continue as a going concern.

Independent review report to AstraZeneca PLC

Responsibilities for the Interim financial statements and the review

Our responsibilities and those of the directors

The half-yearly financial report, including the Interim financial statements, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority. In preparing the half-yearly financial report, including the Interim financial statements, the directors are responsible for assessing the group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or to cease operations, or have no realistic alternative but to do so.

Our responsibility is to express a conclusion on the Interim financial statements in the half-yearly financial report based on our review. Our conclusion, including our Conclusions relating to going concern, is based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion paragraph of this report. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP

Chartered Accountants

London

29 July 2022

Notes to the Interim financial statements

Note 1:  Basis of preparation and accounting policies

These unaudited condensed consolidated Interim financial statements for the six months ended 30 June 2022 have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ (IAS 34), as issued by the International Accounting Standards Board (IASB), IAS 34 as adopted by the European Union, UK-adopted IAS 34 and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards.

The unaudited Interim financial statements for the six months ended 30 June 2022 include Alexion’s results for the period. Alexion was consolidated into the Group’s results from 21 July 2021, hence Alexion’s results are not included in the comparative periods shown.

The unaudited Interim financial statements for the six months ended 30 June 2022 were approved by the Board of Directors for publication on 29 July 2022.

This results announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The annual financial statements of the Group for the year ended 31 December 2021 were prepared in accordance with UK-adopted International Accounting Standards and with the requirements of the Companies Act 2006. The annual financial statements also comply fully with IFRSs as issued by the IASB and International Accounting Standards as adopted by the European Union. Except for the estimation of the interim income tax charge, the Interim financial statements have been prepared applying the accounting policies that were applied in the preparation of the Group’s published consolidated financial statements for the year ended 31 December 2021.

The comparative figures for the financial year ended 31 December 2021 are not the Group’s statutory accounts for that financial year. Those accounts have been reported on by the Group’s auditors and have been delivered to the registrar of companies; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

Global and/or geopolitical events

There were no material accounting impacts identified relating to COVID-19 during the six months ended 30 June 2022.

The Group’s current focus is to continue compliant business operations in Russia and Ukraine, focussing on safeguarding our employees, ensuring continuity of supply of essential and life-saving medicines and contributing to humanitarian relief efforts. There are no material accounting impacts arising from the conflict impacting our H1 2022 reporting. The situation is dynamic and any future impact on our business is uncertain.

Throughout July 2022, a range of EU/US/Swiss and UK sanctions have come into force placing restrictions on specific business activities and/or individuals related to on-going business with Russia. We are monitoring closely and our work in this regard continues to progress to provide assurance over managements activities to ensure ongoing sanctions compliance.

The Group will continue to monitor these areas of increased judgement, estimation and risk for material changes.

Going concern

The Group has considerable financial resources available. As at 30 June 2022, the Group had $9.7bn in financial resources (cash and cash-equivalent balances of $4.8bn and undrawn committed bank facilities of $4.9bn available until April 2025, with only $2.4bn of borrowings due within one year). All facilities contain no financial covenants and were undrawn at 30 June 2022.

The Group’s revenues are largely derived from sales of medicines covered by patents which provide a relatively high level of resilience and predictability to cash inflows, although government price interventions in response to budgetary constraints are expected to continue to affect adversely revenues in some of our significant markets. The Group, however, anticipates new revenue streams from both recently launched medicines and those in development, and the Group has a wide diversity of customers and suppliers across different geographic areas.

Consequently, the Directors believe that, overall, the Group is well-placed to manage its business risks successfully.

Accordingly, the going concern basis has been adopted in these Interim financial statements.

Legal proceedings

The information contained in Note 6 updates the disclosures concerning legal proceedings and contingent liabilities in the Group’s Annual Report and Form 20-F Information 2021.

Note 2:  Intangible assets

In accordance with IAS 36 ‘Impairment of Assets’, reviews for triggers of impairment or impairment reversals at an individual asset or cash-generating-unit level were conducted, and impairment tests carried out where triggers were identified. As a result, total net impairment reversals of $26m have been recorded against intangible assets during the six months ended 30 June 2022 (H1 2021: $55m charge). Net impairment reversals in respect of medicines in development and launched medicines were $9m (H1 2021: $nil) and $nil (H1 2021: $55m charge) respectively.

Note 3:  Net Debt

The table below provides an analysis of Net Debt and a reconciliation of Net Cash Flow to the movement in Net Debt. The Group monitors Net Debt as part of its capital-management policy as described in Note 28 of the Annual Report and Form 20-F Information 2021. Net Debt is a non-GAAP financial measure.

Table 24: Net Debt

	At 1 Jan	Cash	Non-cash	Exchange	At 30 Jun
	2022	flow	& other	movements	2022
	$m	$m	$m	$m	$m
Non-current instalments of loans	(28,134)	-	1,409	264	(26,461)
Non-current instalments of leases	(754)	-	37	32	(685)
Total long-term debt	(28,888)	-	1,446	296	(27,146)
Current instalments of loans	(1,273)	1,257	(1,399)	-	(1,415)
Current instalments of leases	(233)	133	(131)	11	(220)
Commercial paper	-	(256)	-	-	(256)
Bank collateral	(93)	(18)	-	-	(111)
Other short-term borrowings excluding overdrafts	(3)	(42)	-	2	(43)
Overdrafts	(291)	(65)	-	19	(337)
Total current debt	(1,893)	1,009	(1,530)	32	(2,382)
Gross borrowings	(30,781)	1,009	(84)	328	(29,528)
Net derivative financial instruments	61	66	(175)	-	(48)
Net borrowings	(30,720)	1,075	(259)	328	(29,576)
Cash and cash equivalents	6,329	(1,458)	-	(54)	4,817
Other investments - current	69	2	-	(1)	70
Cash and investments	6,398	(1,456)	-	(55)	4,887
Net Debt	(24,322)	(381)	(259)	273	(24,689)

Non-cash movements in the period include fair-value adjustments under IFRS 9.

The Group has agreements with some bank counterparties whereby the parties agree to post cash collateral on financial derivatives, for the benefit of the other, equivalent to the market valuation of the derivative positions above a predetermined threshold. The carrying value of such cash collateral held by the Group at 30 June 2022 was $111m (31 December 2021: $93m) and the carrying value of such cash collateral posted by the Group at 30 June 2022 was $184m (31 December 2021: $47m). Cash collateral posted by the Group is presented within Cash and cash equivalents.

Restricted cash and cash equivalents at 30 June 2022 totalled $236m (31 December 2021: $47m), comprising cash collateral posted by the Group and other items.

The equivalent GAAP measure to Net Debt is ‘liabilities arising from financing activities’, which excludes the amounts for cash and overdrafts, other investments and non-financing derivatives shown above and includes the Acerta Pharma share purchase liability of $1,590m (31 December 2021: $2,458m), $838m of which is shown in current other payables and $752m is shown in non-current other payables.

Net Debt increased by $367m in the year to date to $24,689m. Details of the committed undrawn bank facilities are disclosed within the going concern section of Note 1.

During the six months to 30 June 2022, there were no changes to the Company’s solicited credit ratings issued by Standard and Poor’s (long term: A-; short term: A-2) and from Moody’s (long term: A3; short term: P-2).

Note 4:   Financial Instruments

As detailed in the Group’s most recent annual financial statements, the principal financial instruments consist of derivative financial instruments, other investments, trade and other receivables, cash and cash equivalents, trade and other payables, lease liabilities and interest-bearing loans and borrowings.

The Group has certain equity investments held at $180m at 30 June 2022 (31 December 2021: $104m) that are categorised as Level 3 in the fair-value hierarchy and for which fair-value gains of $48m (FY 2021: $nil) have been recognised in the six months ended 30 June 2022. In the absence of specific market data, these unlisted investments are held at fair value based on the cost of investment and adjusting as necessary for impairments and revaluations on new funding rounds, which are seen to approximate the fair value. All other fair-value gains and/or losses that are presented in Net losses on equity investments measured at fair value through other comprehensive income in the Condensed consolidated statement of comprehensive income for the six months ended 30 June 2022 are Level 1 fair-value measurements, valued based on quoted prices in active markets.

Financial instruments measured at fair value include $1,194m of other investments, $3,098m held in money-market funds, $301m of loans designated at fair value through profit or loss and $48m of derivatives as at 30 June 2022. With the exception of derivatives being Level 2 fair-valued, the aforementioned balances are Level 1 fair-valued. The total fair value of interest-bearing loans and borrowings at 30 June 2022, which have a carrying value of $29,528m in the Condensed consolidated statement of financial position, was $29,019m.

Table 25: Financial instruments – contingent consideration

	2022
	Diabetes			2021
	alliance	Other	Total	Total
	$m	$m	$m	$m
At 1 January	2,544	321	2,865	3,323
Settlements	(358)	(9)	(367)	(309)
Disposals	-	(121)	(121)	-
Revaluations	320	(27)	293	82
Discount unwind	81	4	85	112
At 30 June	2,587	168	2,755	3,208

Contingent consideration arising from business combinations is fair-valued using decision-tree analysis, with key inputs including the probability of success, consideration of potential delays and the expected levels of future revenues.

The contingent consideration balance relating to BMS’s share of the global diabetes alliance of $2,587m (31 December 2021: $2,544m) would increase/decrease by $259m with an increase/decline in sales of 10%, as compared with the current estimates.

Note 5: Pensions and other post-retirement benefit obligations

The net pensions and other post-retirement benefit obligations position, as recorded under IAS 19, at 30 June 2022 was a liability of $1,136m (31 December 2021: $2,454m liability). Pension schemes in a net surplus position at 30 June 2022 totalled $174m (31 December 2021: $nil) and are recorded within Other receivables in non-current assets. Pension schemes in a net deficit position at 30 June 2022 totalled $1,310m (31 December 2021: $2,454m) and are recorded within Retirement benefit obligations in non-current liabilities.

The decrease in the net liability of $1,318m is driven by actuarial gains of $1,031m that have been reflected within the Condensed consolidated statement of comprehensive income.

Changes in actuarial assumptions, primarily movements in discount rates, led to a decrease in the net liability in the half of $2,599m (a decrease in UK, Sweden, US and German liabilities of $1,698m, $518m, $221m and $162m respectively), which reflected increases in corporate bond yields. These movements were partially offset by decreases in the pension fund asset values in the half of $1,563m and experience losses of $5m.

Note 6:   Legal proceedings and contingent liabilities

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation and investigations, including Government investigations, relating to product liability, commercial disputes, infringement of intellectual property (IP) rights, the validity of certain patents, anti-trust law and sales and marketing practices. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2021 (the Disclosures). Unless noted otherwise below or in the Disclosures, no provisions have been established in respect of the claims discussed below.

As discussed in the Disclosures, the majority of claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probability of a loss, if any, being sustained and/or an estimate of the amount of any loss is difficult to ascertain.

Unless specifically identified below that a provision has been taken, AstraZeneca considers each of the claims to represent a contingent liability and discloses information with respect to the nature and facts of the cases in accordance with IAS 37.

There is  one  matter concerning legal proceedings in the Disclosures,  which  is considered  probable that  an  outflow  will  be  required, but  for  which  we  are  unable  to  make  an  estimate  of  the possible loss or  range  of  possible  losses at  this stage.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, AstraZeneca records the loss absorbed or makes a provision for its best estimate of the expected loss. The position could change over time and the estimates that the Company made, and upon which the Company have relied in calculating these provisions are inherently imprecise. There can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts. The major factors causing this uncertainty are described more fully in the Disclosures and herein.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its IP.

Matters disclosed in respect of the second quarter of 2022 and to 29 July 2022

Patent litigation

Enhertu

US patent proceedings

As previously disclosed, in October 2020, Seagen Inc. (Seagen) filed a complaint against Daiichi Sankyo Company, Limited (Daiichi Sankyo) in the US District Court for the Eastern District of Texas (the Court) alleging that Enhertu infringes US Patent No. 10,808,039 (the ‘039 patent). AstraZeneca co-commercialises Enhertu with Daiichi Sankyo, Inc. in the US. The trial took place in April 2022. The jury found that the ‘039 patent was infringed and awarded Seagen $41.82m in past damages.  In July 2022, the Court decided not to enhance damages based on the jury’s finding of willfulness and entered judgment for Seagen. The parties await consideration of post-trial motions.

As previously disclosed, in December 2020 and January 2021, AstraZeneca and Daiichi Sankyo filed post-grant review (PGR) petitions with the US Patent and Trademark Office (USPTO) alleging, inter alia, that the ‘039 patent is invalid for lack of written description and enablement. The USPTO initially declined to institute the PGRs, but in April 2022, the USPTO granted the rehearing requests, instituting both PGR petitions.  Seagen subsequently disclaimed all patent claims at issue in one of the PGR  proceedings.  In July 2022, the USPTO reversed its institution decision and declined to institute AstraZeneca and Daiichi Sankyo’s other PGR petition.

Faslodex

Patent Proceedings outside the US

As previously disclosed, in Japan, Sandoz K.K. and Sun Pharma Japan Ltd are seeking to invalidate the Faslodex formulation patent at the Japan Patent Office (JPO) and AstraZeneca is defending the challenged patent. The JPO held the hearing in the matter in May 2022. A decision is awaited.

Lokelma

US patent proceedings

In July 2022, AstraZeneca received Paragraph IV notices from multiple ANDA filers relating to patents listed in the FDA Orange Book with reference to Lokelma. AstraZeneca is reviewing the notices in preparation for litigation.

Symbicort

US patent proceedings

As previously disclosed, AstraZeneca is involved in ongoing ANDA patent litigation with Mylan Pharmaceuticals Inc. (Mylan) and Kindeva Drug Delivery L.P. (Kindeva) brought in the US District Court for the Northern District of West Virginia (the District Court). A trial in the matter was held in May 2022 and closing arguments were held in June 2022. A decision is awaited.

As previously disclosed, in April 2022, AstraZeneca filed a separate ANDA action against Mylan and Kindeva in the District Court asserting infringement of a patent covering Symbicort. In June 2022, Mylan and Kindeva responded and claim noninfringement of the asserted patent and that the asserted patent is invalid. A trial in the matter is scheduled for November 2022.

Tagrisso

US patent proceedings

As previously disclosed, in September 2021, Puma Biotechnology, Inc. and Wyeth LLC filed a patent infringement lawsuit in the US District Court for the District of Delaware against AstraZeneca relating to Tagrisso. A claim construction hearing has been scheduled for January 2023 and a trial has been scheduled for May 2024.

Patent proceedings outside the US

As previously disclosed, in Russia, in October 2021, AstraZeneca filed a lawsuit in the Arbitration Court of the Moscow Region against Axelpharm, LLC to prevent it from obtaining authorisation to market a generic version of Tagrisso prior to the expiration of AstraZeneca’s patents covering Tagrisso. The lawsuit also names the Ministry of Health of the Russian Federation as a third party. In March 2022, the court dismissed the lawsuit. In June 2022, the dismissal was affirmed on appeal, and AstraZeneca is considering its options.

Commercial litigation

Array BioPharma

As previously disclosed, in the US, in December 2017, AstraZeneca was served with a complaint filed in New York State court by Array BioPharma, Inc. (Array) alleging breaches of contractual obligations relating to a 2003 collaboration agreement between AstraZeneca and Array. In May 2022, the parties resolved this dispute. This matter is now concluded.

Portola Shareholder Litigation

As previously disclosed, in the US, in connection with Alexion’s July 2020 acquisition of Portola Pharmaceuticals, Inc (Portola), Alexion assumed litigation to which Portola is a party. In January 2020, putative securities class action lawsuits were filed in the US District Court for the Northern District of California against Portola and certain officers and directors, on behalf of purchasers of Portola publicly traded securities during the period 8 January 2019 through 26 February 2020. The complaints allege that defendants made materially false and/or misleading statements or omissions with regard to Andexxa. In June 2022, the parties reached a settlement in principle of this matter, which is subject to court approval. A provision has been recognised in the quarter.

Seroquel XR (Antitrust Litigation)

As previously disclosed, in the US, in 2019, AstraZeneca was named in several related complaints which are currently pending in the US District Court for the District of Delaware (the Court), including several putative class action lawsuits that were purportedly brought on behalf of classes of direct purchasers or end payors of Seroquel XR. The complaints allege that AstraZeneca and two different generic drug manufacturers violated antitrust laws when settling patent litigation related to Seroquel XR. In July 2022, in response to AstraZeneca’s motions, the Court dismissed all plaintiffs’ claims to the extent they were based on the settlement with one of the generic manufacturers but denied the motions with respect to certain claims relating to the second generic manufacturer and allowed such claims to proceed.

Matters disclosed in respect of the first quarter of 2022 and to 29 April 2022

Patent litigation

Enhertu

US patent proceedings

As previously disclosed, in October 2020, Seagen Inc. (Seagen) filed a complaint against Daiichi Sankyo Company, Limited (Daiichi Sankyo) in the US District Court for the Eastern District of Texas alleging that Enhertu infringes US Patent No. 10,808,039 (the ‘039 patent). AstraZeneca co-commercialises Enhertu with Daiichi Sankyo, Inc. in the US. The trial took place in April 2022. The jury found that the ‘039 patent was infringed and awarded Seagen $41.82m in past damages. The parties await the schedules for a bench trial on equitable issues and for consideration of post-trial motions.

As previously disclosed, in December 2020 and January 2021, AstraZeneca and Daiichi Sankyo filed post-grant review petitions with the US Patent and Trademark Office (USPTO) alleging, inter alia, that the ‘039 patent is invalid for lack of written description and enablement. The USPTO initially declined to institute the post-grant reviews, but in April 2022, the USPTO granted the rehearing requests, instituting both post-grant review petitions. An oral hearing is scheduled for January 2023 and a decision is expected by April 2023.

Imfinzi

US patent proceedings

In March 2022, Bristol-Myers Squibb Co. and E.R. Squibb & Sons, LLC filed a lawsuit in US District Court for the District of Delaware against AstraZeneca alleging that AstraZeneca’s marketing of Imfinzi infringes several of their patents. No trial date has been scheduled.

Patent proceedings outside the US

In February 2022, Ono Pharmaceuticals filed a lawsuit in Tokyo District Court, Civil Division against AstraZeneca alleging that AstraZeneca’s marketing of Imfinzi in Japan infringes several of their patents. No trial date has been scheduled.

Symbicort

US patent proceedings

As previously disclosed, AstraZeneca is involved in ongoing ANDA patent litigation with Mylan Pharmaceuticals Inc. (Mylan) and Kindeva Drug Delivery L.P. (Kindeva) brought in the US District Court for the Northern District of West Virginia (the District Court). In March 2022, the US Court of Appeals for the Federal Circuit (the Federal Circuit) denied AstraZeneca’s Combined Petition for Panel Rehearing and Rehearing En Banc of the Federal Circuit’s December 2021 decision and the case was remanded back to the District Court for further proceedings. In April 2022, the District Court entered a Stipulation and Order dismissing patent infringement claims related to various asserted patents and otherwise narrowing the issues for trial. A trial in the matter is scheduled to commence in May 2022.

In April 2022, AstraZeneca filed another ANDA action against Mylan and Kindeva in the District Court asserting patent infringement.

Tagrisso

US patent proceedings

In February 2020, in response to Paragraph IV notices from multiple ANDA filers, AstraZeneca filed patent infringement lawsuits in the US District Court for the District of Delaware. In its complaint, AstraZeneca alleged that a generic version of Tagrisso, if approved and marketed, would infringe a US Orange Book-listed Tagrisso patent. In the fourth quarter of 2021, AstraZeneca entered into settlement agreements with Zydus Pharmaceuticals (USA) Inc., Cadila Healthcare Limited, MSN Laboratories Pvt. Ltd., and MSN Pharmaceuticals Inc. In April 2022, AstraZeneca entered into a settlement agreement with Alembic Pharmaceuticals Limited. These settlements resolve all US patent litigation between the parties relating to Tagrisso.

Patent proceedings outside the US

In Russia, in October 2021, AstraZeneca filed a lawsuit in the Arbitration Court of the Moscow Region against Axelpharm, LLC to prevent it from obtaining authorisation to market a generic version of Tagrisso prior to the expiration of AstraZeneca’s patents covering Tagrisso. The lawsuit also names the Ministry of Health of the Russian Federation as a third party. In March 2022, the court dismissed the lawsuit, and AstraZeneca has filed an appeal.

Ultomiris

As previously disclosed, Chugai Pharmaceutical Co., Ltd. (Chugai) filed lawsuits against Alexion in the Delaware District Court as well as in Tokyo District Court, alleging that Ultomiris infringed US and Japanese patents held by Chugai.

In March 2022, Alexion entered into a settlement agreement with Chugai that resolves all patent disputes between the two companies related to Ultomiris.

In accordance with the settlement agreement, Alexion and Chugai have taken steps to withdraw patent infringement proceedings filed with US District Court for the District of Delaware and Tokyo District Court. Under the terms of the agreement, Alexion made a single payment of $775m in the second quarter of 2022, for which a related charge was recognised through the non-core P&L in the first quarter of 2022. No further amounts are payable by either party.

Product liability litigation

Onglyza and Kombiglyze

In the US, AstraZeneca is defending various lawsuits alleging heart failure, cardiac injuries, and/or death from treatment with Onglyza or Kombiglyze. In February 2018, the Judicial Panel on Multidistrict Litigation ordered the transfer of various pending federal actions to the US District Court for the Eastern District of Kentucky (the District Court) for consolidated pre-trial proceedings with the federal actions pending in the District Court. In the previously disclosed California State Court coordinated proceeding, AstraZeneca’s motion for summary judgment was granted in March 2022. A motion for summary judgment is pending in the District Court.

Commercial litigation

Pay Equity Litigation (US)

AstraZeneca is defending a putative class and collective action matter in the US District Court for the Northern District of Illinois brought by three named plaintiffs, who are former AstraZeneca pharmaceutical sales representatives. The case involves claims under the federal and Illinois Equal Pay Acts, with the plaintiffs alleging they were paid less than male employees who performed substantially similar and/or equal work. The plaintiffs seek various damages on behalf of themselves and the putative class and/or collective, including without limitation backpay, liquidated damages, compensatory and punitive damages, attorneys’ fees, and interest.

The Court has not set a trial date and no class or collective certification has been sought or granted as of this time.

Government investigations/proceedings

COVID-19 Vaccine Supply and Manufacturing Inquiries

As previously disclosed, in June 2021, Argentina’s Federal Criminal Prosecutor’s Office (the Prosecutor) contacted AstraZeneca Argentina seeking documents and electronic records in connection with a local criminal investigation relating to the public procurement and supply of Vaxzevria in that country. In October 2021, the Prosecutor filed a submission with the presiding court requesting dismissal of the criminal investigation, and that request was granted by the court in February 2022. This matter is now closed.

In February 2022, a Brazilian Public Prosecutor filed a lawsuit against several defendants including the Brazilian Federal Government, AstraZeneca, and other COVID-19 vaccine manufacturers. In April 2022, a Brazilian Court issued an order dismissing the lawsuit.

US 340B Litigations and Proceedings

As previously disclosed, AstraZeneca is involved in several matters relating to its contract pharmacy recognition policy under the 340B Drug Pricing Program in the US. AstraZeneca has sought to intervene in three lawsuits against several US government agencies and their officials relating to the appropriate interpretation of the governing statute for the 340B Drug Pricing Program. Two of the three cases are currently stayed pending further proceedings and the third case has been dismissed. Administrative Dispute Resolution proceedings have also been initiated against AstraZeneca before the US Health Resources and Services Administration.

As previously disclosed, in January 2021, AstraZeneca filed a separate lawsuit in federal court in Delaware alleging that an Advisory Opinion issued by the Department of Health and Human Services violates the Administrative Procedure Act. In June 2021, the Court found in favour of AstraZeneca, invalidating the Advisory Opinion. Prior to the Court’s ruling, however, in May 2021, the US government issued new and separate letters to AstraZeneca (and other companies) asserting that our contract pharmacy policy violates the 340B statute. AstraZeneca amended the complaint to include allegations challenging the letter sent in May, and in February 2022, the Court ruled in favour of AstraZeneca invalidating those letters sent by the US Government. The US government has appealed the decision.

Table 26: H1 2022 - Product Sales year-on-year analysis90

The CER information in respect of H1 2022 included in the Interim financial statements has not been reviewed by PricewaterhouseCoopers LLP.

	World			Emerging Markets			US		Europe			Established RoW
		Act	CER		Act	CER				Act	CER		Act	CER
	$m	% chg	% chg	$m	% chg	% chg	$m	% Change	$m	% chg	% chg	$m	% chg	% chg
Oncology	7,089	14	18	1,792	10	12	2,979	22	1,341	13	24	977	1	12
Tagrisso	2,704	10	14	805	16	17	951	11	509	9	19	439	1	12
Imfinzi	1,294	12	16	134	1	2	689	15	267	18	29	204	1	12
Lynparza	1,291	14	18	241	30	32	582	11	329	9	20	139	15	27
Calquence	903	84	87	16	n/m	n/m	735	65	122	n/m	n/m	30	n/m	n/m
Enhertu	29	n/m	n/m	19	n/m	n/m	-	-	8	n/m	n/m	2	n/m	n/m
Orpathys	23	n/m	n/m	23	n/m	n/m	-	-	-	-	-	-	-	-
Zoladex	477	2	7	332	12	14	7	(14)	68	(8)	-	70	(21)	(11)
Faslodex	178	(21)	(16)	81	1	5	10	(36)	32	(54)	(50)	55	(8)	3
Iressa	63	(41)	(39)	52	(41)	(40)	4	(24)	1	(55)	(44)	6	(44)	(36)
Arimidex	61	(17)	(13)	47	(16)	(15)	-	1	1	(69)	(69)	13	(14)	(1)
Casodex	42	(49)	(47)	27	(58)	(58)	-	n/m	1	49	21	14	(19)	(11)
Others	24	(4)	3	15	4	9	1	n/m	3	6	16	5	(32)	(24)
BioPharmaceuticals: CVRM*	4,559	14	18	2,099	9	12	1,151	10	945	28	40	364	21	33
Farxiga	2,103	55	63	814	46	50	468	55	627	69	85	194	55	70
Brilinta	675	(10)	(7)	146	(19)	(15)	351	(2)	150	(16)	(8)	28	(12)	(8)
Lokelma	129	79	87	5	n/m	n/m	78	58	13	n/m	n/m	33	n/m	n/m
Roxadustat	91	1	1	91	1	1	-	-	-	-	-	-	-	-
Andexxa*	70	9	12	-	-	-	42	(23)	18	90	n/m	10	n/m	n/m
Crestor	547	2	6	414	11	15	35	(15)	21	(36)	(30)	77	(18)	(10)
Seloken/Toprol-XL	467	(9)	(7)	456	(9)	(7)	-	n/m	6	5	2	5	(10)	1
Bydureon	141	(29)	(28)	2	1	3	119	(27)	20	(31)	(25)	-	(93)	(93)
Onglyza	139	(31)	(28)	66	(39)	(36)	40	(9)	21	(32)	(26)	12	(29)	(28)
Others	197	(9)	(7)	105	(2)	-	18	(35)	69	(6)	(4)	5	(27)	(20)
BioPharmaceuticals: R&I	2,891	(2)	-	731	(17)	(16)	1,300	13	551	(11)	(3)	309	(1)	6
Symbicort	1,288	(6)	(3)	306	-	3	481	(9)	312	(9)	(1)	189	(1)	4
Fasenra	662	14	18	17	n/m	n/m	419	18	153	12	23	73	(8)	1
Pulmicort	334	(33)	(32)	236	(42)	(41)	37	5	35	3	13	26	13	20
Breztri	179	n/m	n/m	43	61	61	106	n/m	14	n/m	n/m	16	46	65
Saphnelo	36	n/m	n/m	-	-	-	34	n/m	1	n/m	n/m	1	n/m	n/m
Daliresp	109	(5)	(4)	1	(32)	(30)	102	(2)	5	(37)	(31)	1	16	18
Bevespi	30	13	16	3	49	47	22	9	5	21	32	-	(26)	43
Others	253	(13)	(12)	125	(8)	(8)	99	65	26	(71)	(68)	3	(50)	(48)
BioPharmaceuticals: V&I	2,734	n/m	n/m	861	89	92	638	n/m	511	(17)	(10)	724	n/m	n/m
Vaxzevria	1,540	36	41	660	45	45	80	n/m	262	(54)	(50)	538	n/m	n/m
Evusheld	914	n/m	n/m	93	n/m	n/m	556	n/m	143	n/m	n/m	122	n/m	n/m
Synagis	280	n/m	n/m	108	n/m	n/m	2	(55)	106	n/m	n/m	64	n/m	n/m
FluMist	-	n/m	n/m	-	n/m	n/m	-	-	-	n/m	n/m	-	-	-
Rare Disease*	3,495	5	10	206	(24)	(8)	2,090	7	733	1	12	466	17	30
Soliris*	2,017	(5)	1	134	(45)	(29)	1,165	2	437	(17)	(8)	281	34	46
Ultomiris*	853	22	28	30	n/m	n/m	456	10	225	65	81	142	(3)	11
Strensiq*	450	11	13	18	24	16	353	12	40	-	9	39	4	18
Koselugo	101	n/m	n/m	15	n/m	n/m	78	65	8	n/m	n/m	-	-	-
Kanuma*	74	9	14	9	4	12	38	11	23	7	18	4	16	20
Other medicines	842	(11)	(6)	395	(26)	(24)	75	(21)	67	(32)	(28)	305	38	54
Nexium	674	(9)	(2)	289	(31)	(28)	63	(5)	26	(26)	(19)	296	36	52
Others	168	(21)	(20)	106	(9)	(8)	12	(59)	41	(36)	(34)	9	n/m	n/m
Total Product Sales	21,610	41	47	6,084	12	15	8,233	74	4,148	28	40	3,145	65	81

90  The table provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth. Due to rounding, the sum of a number of dollar values and percentages may not agree to totals. * FY 2022 Q2 growth rates on medicines acquired with Alexion have been calculated on a pro forma basis comparing to the corresponding period in the prior year, pre-acquisition as previously published by Alexion. The growth rates shown for Rare Disease and CVRM disease area totals include these pro forma adjustments.

Table 27 Q2 2022 - Product Sales year-on-year analysis (Unreviewed)91

The Q2 2022 information in respect of the three months ended 30 June 2022 included in the Interim financial statements has not been reviewed by PricewaterhouseCoopers LLP.

	World			Emerging Markets			US		Europe			Established RoW
		Act	CER		Act	CER				Act	CER		Act	CER
	$m	% chg	% chg	$m	% chg	% chg	$m	% Change	$m	% chg	% chg	$m	% chg	% chg
Oncology	3,701	14	18	897	4	6	1,605	26	691	14	26	508	(1)	12
Tagrisso	1,400	7	12	400	2	4	513	17	256	5	17	231	(1)	12
Imfinzi	695	15	20	75	-	1	374	22	142	21	34	104	(2)	11
Lynparza	673	15	20	120	21	23	312	16	169	11	23	72	8	23
Calquence	489	74	77	8	80	77	396	59	67	n/m	n/m	18	n/m	n/m
Enhertu	18	n/m	n/m	12	n/m	n/m	-	-	4	n/m	n/m	2	n/m	n/m
Orpathys	11	n/m	n/m	11	n/m	n/m	-	-	-	-	-	-	-	-
Zoladex	236	(3)	2	165	3	7	3	(7)	34	(7)	3	34	(23)	(14)
Faslodex	86	(18)	(11)	37	(1)	3	5	(29)	16	(48)	(42)	28	(8)	5
Iressa	32	(32)	(29)	26	(28)	(26)	2	(32)	-	(63)	(43)	4	(48)	(39)
Arimidex	28	(1)	5	22	8	11	-	(45)	-	(93)	(93)	6	(19)	(4)
Casodex	21	(50)	(48)	14	(57)	(57)	-	(99)	1	n/m	n/m	6	(29)	(19)
Others	12	(8)	1	7	5	11	-	-	2	(14)	(4)	3	(35)	(25)
BioPharmaceuticals: CVRM*	2,352	14	19	1,074	10	14	629	14	463	26	39	186	16	30
Farxiga	1,103	51	59	423	42	47	275	61	309	56	74	96	45	63
Brilinta	350	(7)	(4)	78	4	8	185	(5)	73	(19)	(10)	14	(17)	(14)
Lokelma	66	68	79	2	89	n/m	39	55	7	n/m	n/m	18	78	n/m
Roxadustat	50	(2)	(1)	50	(2)	(1)	-	-	-	-	-	-	-	-
Andexxa*	37	5	11	-	-	-	18	(37)	9	49	61	10	n/m	n/m
Crestor	280	6	11	217	19	24	16	(14)	10	(14)	(4)	37	(30)	(22)
Seloken/Toprol-XL	223	(16)	(13)	218	(16)	(13)	-	-	3	(3)	(4)	2	(13)	1
Bydureon	73	(23)	(22)	1	(20)	(18)	62	(20)	10	(34)	(26)	-	(95)	(95)
Onglyza	71	(28)	(25)	32	(36)	(32)	22	(15)	10	(33)	(26)	7	(8)	(7)
Others	99	(1)	1	53	(8)	(7)	12	(6)	32	19	22	2	(28)	(19)
BioPharmaceuticals: R&I	1,381	(3)	1	294	(14)	(12)	654	10	274	(14)	(4)	159	(2)	6
Symbicort	614	(10)	(6)	139	(1)	2	222	(16)	155	(12)	(3)	98	(1)	5
Fasenra	354	11	15	10	94	89	230	15	78	6	18	36	(11)	-
Pulmicort	116	(30)	(28)	72	(40)	(39)	15	(16)	17	(4)	8	12	3	12
Breztri	93	66	72	21	20	21	53	71	9	n/m	n/m	10	47	69
Saphnelo	24	n/m	n/m	-	-	-	23	n/m	-	-	-	1	n/m	n/m
Daliresp	58	7	8	1	(37)	(34)	54	11	3	(27)	(19)	-	34	38
Bevespi	15	12	17	1	46	73	11	8	3	25	39	-	(59)	49
Others	107	(18)	(17)	50	(14)	(14)	46	90	9	(79)	(77)	2	(47)	(45)
BioPharmaceuticals: V&I	977	10	15	231	(44)	(44)	252	n/m	225	(39)	(32)	269	n/m	n/m
Vaxzevria	451	(48)	(44)	185	(55)	(55)	-	-	128	(63)	(59)	138	36	50
Evusheld	445	n/m	n/m	4	n/m	n/m	250	n/m	77	n/m	n/m	114	n/m	n/m
Synagis	80	n/m	n/m	42	n/m	n/m	2	(32)	19	(9)	(6)	17	n/m	n/m
FluMist	1	n/m	n/m	-	-	-	-	-	1	n/m	n/m	-	n/m	n/m
Rare Disease*	1,801	6	12	91	(35)	(19)	1,070	8	373	2	15	267	33	50
Soliris*	1,027	(5)	2	63	(48)	(30)	574	(2)	216	(19)	(8)	174	63	81
Ultomiris*	434	23	31	6	21	25	236	14	120	76	98	72	(3)	15
Strensiq*	242	16	18	9	1	(13)	193	21	21	-	12	19	2	17
Koselugo	62	n/m	n/m	10	n/m	n/m	47	83	5	n/m	n/m	-	-	-
Kanuma*	36	9	13	3	(36)	(39)	20	15	11	15	30	2	22	24
Other medicines	418	(3)	6	191	(20)	(16)	36	(17)	31	(33)	(29)	160	60	84
Nexium	343	2	12	145	(22)	(17)	30	(13)	12	(35)	(28)	156	59	82
Others	75	(19)	(17)	46	(14)	(13)	6	(32)	19	(32)	(30)	4	n/m	n/m
Total Product Sales	10,630	32	38	2,778	(2)	1	4,246	72	2,057	21	34	1,549	49	67

91  The table provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth. Due to rounding, the sum of a number of dollar values and percentages may not agree to totals. * FY 2022 Q2 growth rates on medicines acquired with Alexion have been calculated on a pro forma basis comparing to the corresponding period in the prior year, pre-acquisition as previously published by Alexion. The growth rates shown for Rare Disease and CVRM disease area totals include these pro forma adjustments.

Table 28: Collaboration Revenue

	H1 2022	H1 2021
	$m	$m
Lynparza: regulatory milestones	175	-
Enhertu: share of gross profits	173	83
Vaxzevria: royalties	60	33
Tezspire: share of gross profits	16	-
Tralokinumab: sales milestones	70	-
Other royalty income	37	36
Other Collaboration Revenue	20	86
Total	551	238

Table 29: Other Operating Income and Expense

	H1 2022	H1 2021
	$m	$m
Brazikumab licence termination funding	69	51
Divestment of rights to Plendil	61	-
Divestment of Viela Bio, Inc. shareholding	-	776
Crestor (Europe ex-UK and Spain)	-	309
Other	89	172
Total	219	1,308

Other shareholder information

Financial calendar

Announcement of year to date and third quarter results10 November 2022

Announcement of full year and fourth quarter results9 February 2023

Dividends are normally paid as follows:

First interim:Announced with the half year results and paid in September

Second interim:Announced with full year results and paid in March

The record date for the first interim dividend for 2022, payable on 12 September 2022, will be 12 August 2022. The ex-dividend date will be 11 August 2022.

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Trademarks of the AstraZeneca group of companies appear throughout this document in italics. Medical publications also appear throughout the document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca that appear in this document include Arimidex and Casodex, owned by AstraZeneca or Juvisé (depending on geography); Enhertu, a trademark of Daiichi Sankyo; Seloken, owned by AstraZeneca or Taiyo Pharma Co., Ltd (depending on geography); Synagis, owned by AstraZeneca or AbbVie Inc. (depending on geography); and Tezspire, a trademark of Amgen, Inc.

Information on or accessible through AstraZeneca’s websites, including astrazeneca.com, does not form part of and is not incorporated into this announcement.

AstraZeneca

AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Disease, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Cautionary statements regarding forward-looking statements

In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act of 1995, AstraZeneca (hereafter ‘the Group’) provides the following cautionary statement:

This document contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. Although the Group believes its expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this document and the Group undertakes no obligation to update these forward-looking statements. The Group identifies the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond the Group’s control, include, among other things:

‒	the risk of failure or delay in delivery of pipeline or launch of new medicines
‒	the risk of failure to meet regulatory or ethical requirements for medicine development or approval
‒	the risk of failures or delays in the quality or execution of the Group’s commercial strategies
‒	the risk of pricing, affordability, access and competitive pressures
‒	the risk of failure to maintain supply of compliant, quality medicines
‒	the risk of illegal trade in the Group’s medicines
‒	the impact of reliance on third-party goods and services
‒	the risk of failure in information technology or cybersecurity
‒	the risk of failure of critical processes
‒	the risk of failure to collect and manage data in line with legal and regulatory requirements and strategic objectives
‒	the risk of failure to attract, develop, engage and retain a diverse, talented and capable workforce
‒	the risk of failure to meet regulatory or ethical expectations on environmental impact, including climate change
‒	the risk of the safety and efficacy of marketed medicines being questioned
‒	the risk of adverse outcome of litigation and/or governmental investigations
‒	intellectual property-related risks to our products
‒	the risk of failure to achieve strategic plans or meet targets or expectations
‒	the risk of failure in financial control or the occurrence of fraud
‒	the risk of unexpected deterioration in the Group’s financial position
‒

the impact that global and/or geopolitical events such as the COVID-19 pandemic and the Russia-Ukraine war, may have or continue to have on these risks, on the Group’s ability to continue to mitigate these risks, and on the Group’s operations, financial results or financial condition

Nothing in this document, or any related presentation/webcast, should be construed as a profit forecast.

- End of document -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 29th July, 2022	By:	/s/ Adrian Kemp
	Name:	Adrian Kemp
	Title:	Company Secretary